Exhibit 99.2

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

ENDURING RESOURCES, LLC,

AS SELLER,

AND

TALISMAN ENERGY USA INC.

AND

STATOIL TEXAS ONSHORE PROPERTIES LLC,

AS PURCHASER

EXECUTION DATE:  OCTOBER 8, 2010

EFFECTIVE DATE:  AUGUST 1, 2010

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Section 13.7	Entire Agreement	54
Section 13.8	Amendment	54
Section 13.9	No Third Party Beneficiaries	54
Section 13.10	Construction	54
Section 13.11	Limitation on Damages	54
Section 13.12	Recording	54
Section 13.13	Conspicuous	55
Section 13.14	Time of Essence	55
Section 13.15	Delivery of Records	55
Section 13.16	Severability	55
Section 13.17	Specific Performance	55
Section 13.18	Purchaser Liability	55

APPENDICES:

Appendix A	-	Definitions

EXHIBITS:

Exhibit A-1	-	Leases
Exhibit A-2	-	Wells and Units
Exhibit A-3	-	Gas Gathering Systems
Exhibit A-4	-	Surface Interests
Exhibit A-5	-	Certain Excluded Assets
Exhibit B	-	Form of Conveyance
Exhibit C	-	Form of Parent Guaranty
Exhibit D	-	Form of Letter-in-lieu of Transfer Order
Exhibit E	-	Form of Assignment and Novation Agreement
Exhibit F	-	Escrow Agreement

SCHEDULES:

Schedule 3.4	-	Allocated Values
Schedule 4.2	-	Development Leases
Schedule 5.1	-	Seller Knowledge Individuals
Schedule 5.7	-	Litigation
Schedule 5.9	-	Capital Commitments
Schedule 5.11	-	Contracts
Schedule 5.12	-	Calls on Production/Marketing Dedications
Schedule 5.13	-	Consents and Preferential Rights to Purchase
Schedule 5.15(e)	-	Disposal of Hazardous Substances
Schedule 5.16	-	AMI Agreements
Schedule 5.17	-	Non-Consent Operations
Schedule 6.6	-	Talisman Knowledge Individuals
Schedule 6.20	-	Statoil Knowledge Individuals
Schedule 7.4	-	Operations
Schedule 7.13	-	Top Leases
Schedule 7.15(a)	-	Third Party Sellers
Schedule 11.1	-	Assumed Purchaser Obligations

v

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) is dated as of October 8, 2010 (the “Execution Date”), by and among Enduring Resources, LLC, a Delaware limited liability company (“Seller”), on the one part, and Talisman Energy USA Inc., a Delaware corporation (“Talisman”) and Statoil Texas Onshore Properties LLC, a Delaware limited liability company (“Statoil” and, together with Talisman, “Purchaser”), on the other part.  Seller and Purchaser are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS:

A.            Seller owns certain interests in oil and gas properties, rights and related assets that are defined and described herein as the “Assets.”

B.            Talisman and Statoil, as between themselves, have prior to the date hereof entered into an agreement to form a joint venture to, among other things, jointly acquire, own and develop the Assets and other oil and gas properties, rights and related assets in the Eagle Ford Shale Area, and pursuant to which agreement each of Talisman and Statoil will, among other things, purchase from Seller and own respective 50% interests in the Assets conveyed hereunder at Closing.

C.            Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the Assets as described above, in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1            Defined Terms.  In addition to the terms defined in the introductory paragraph and the Recitals of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings set forth in Appendix A.

Section 1.2            References and Rules of Construction.  All references in this Agreement to Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses and other subdivisions refer to the corresponding Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses and other subdivisions of or to this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language hereof.  The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause or other subdivision unless expressly so limited.  The words “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the

Article, Section, subsection and clause hereof in which such words occur.  The word “including” (in its various forms) means including without limitation.  All references to “$” or “dollars” shall be deemed references to United States dollars.  Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the date of this Agreement.   Unless expressly provided to the contrary, the word “or” is not exclusive.  Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.  Appendices, Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.  Reference herein to any federal, state, local or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

ARTICLE 2
PURCHASE AND SALE

Section 2.1            Purchase and Sale.  At the Closing, upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, transfer and convey the Assets to Purchaser and Purchaser agrees (i) jointly and severally, to purchase, accept and pay for the Assets and (ii) severally (each as to the interest set out in Recital B), to assume the Assumed Purchaser Obligations.

Section 2.2            Assets.  As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Seller’s right, title and interest, whether real or personal, recorded or unrecorded, tangible or intangible, in and to the following (but excepting and excluding, in all such instances, the Excluded Assets):

(a)           The oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other rights to Hydrocarbons in place that are identified on Exhibit A-1 (collectively, the “Leases”), subject to the depth limitations and other restrictions that may be set forth in the Leases, together with (i) all rights, privileges, benefits and powers conferred upon the holder of the Leases with respect to the use and occupation of the lands covered thereby, (ii) all rights, options, titles and interests of Seller, including rights to obtain or otherwise earn any interest in the Leases or within the lands covered by the Leases or any acreage pooled, communitized or unitized therewith and (iii) any other interests in the lands covered by the Leases, regardless of whether such interests are incorrectly described on or omitted from Exhibit A-1; but excluding, subject to Section 7.13(c), in all such instances, the Additional Leases, which will be separately conveyed from Seller to Purchaser in accordance with Section 7.13;

(b)           All pooled, communitized or unitized acreage which includes all or a part of any Lease (the “Units”), and all tenements, hereditaments and appurtenances belonging to the Leases and Units (including, as described in Section 2.2(h) below, all undivided interests of Seller derived from the Leases in production of Hydrocarbons from any such Unit, whether such Unit production of Hydrocarbons comes from a Well or Wells located on or off a Lease);

(c)           All oil, gas, water, carbon dioxide, or injection wells located on the Leases or Units, whether producing, shut-in or temporarily abandoned, including the interests in the wells shown on Exhibit A-2 (the “Wells”);

(d)           All flowlines, pipelines, gathering systems and appurtenances thereto located on the Leases or Units or used, or held for use, in connection with the operation of the Wells, including those identified on Exhibit A-3, excepting and excluding the Midstream Excluded Assets, which will be separately conveyed from Seller to Purchaser under the Midstream Assets Agreement (subject to such exclusion, the “Gathering Systems”; and together with the Units, Leases and Wells, the “Properties”);

(e)           All contracts, agreements and instruments to the extent applicable to the Properties or the production of Hydrocarbons from the Properties, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, participation agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, but excluding (i) any contracts, agreements and instruments to the extent transfer is restricted by Third Party agreement or applicable Law and (ii) to the extent included in Section 2.2(a), instruments constituting Seller’s chain of title to the Leases (subject to such exclusions, the “Contracts”);

(f)            All surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, whether part of the premises covered by the Leases or Units or otherwise, and used or held for use solely in connection with, the Properties, including those interests set forth on Exhibit A-4; but excluding, in all such instances, any permits and other appurtenances to the extent transfer is restricted by Third Party agreement or applicable Law and the necessary consents or approvals to transfer have not been obtained;

(g)           All equipment, machinery, tools, fixtures and other tangible personal property (excepting and reserving (i) the Enduring Drilling Rigs and (ii) any Hydrocarbons stored in stock tanks, pipelines or other storage as of the Effective Date) and improvements located on the Properties or used or held for use solely in connection with the operation of the Properties or the production of Hydrocarbons from the Properties that are owned (with respect to each such item) by Seller (subject to such exclusions, the “Equipment”);

(h)           All Hydrocarbons produced from or attributable to the Leases, Units or Wells at and after the Effective Date;

(i)            The Records;

(j)            The Drilling Contracts;

(k)           The Leased Assets, except to the extent that any of the Leased Assets are transferable with the payment of a fee or other consideration (unless Purchaser has agreed in writing to pay such fee or other consideration); and

(l)            All geophysical data, geological data, engineering data and other technical data relating to the Properties, except to the extent that any such data is nontransferable or is transferable with the payment of a fee or other consideration (unless Purchaser has agreed in writing to pay such fee or other consideration) and excluding any interpretations, analyses and related interpretative data of Seller.

Section 2.3            Excluded Assets.  Notwithstanding anything to the contrary, the Assets shall not include, and there is excepted, reserved and excluded from this transaction, the Excluded Assets.

Section 2.4            Effective Date; Proration of Costs and Revenues.

(a)           Subject to the other terms and conditions of this Agreement, possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 a.m., Central Time, on August 1, 2010 (the “Effective Date”), as described below.

(b)           Purchaser shall be entitled to all production of Hydrocarbons from or attributable to the Leases, Units and Wells at and after the Effective Date (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Date (provided that, notwithstanding the preceding, Seller shall be entitled to all proceeds of cash calls and billings and other funds received for the account of Third Parties with respect to any of the Assets operated by Seller for all periods prior to the date on which Seller’s resignation as operator of such Assets becomes effective; but only to the extent that such proceeds and funds are used by Seller to pay for expenditures on behalf of such Third Parties in Seller’s role as operator of the Assets), and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred at and after the Effective Date.

(c)           Seller shall be entitled to all production of Hydrocarbons from or attributable to Leases, Units and Wells prior to the Effective Date (and all products and proceeds attributable thereto, provided that, notwithstanding the preceding, if the Unadjusted Purchase Price is adjusted upward pursuant to Section 3.3(a)(v), Purchaser shall be entitled to receive and retain for its own benefit all proceeds described in Section 3.3(a)(v) for which the upward adjustment was made) and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Date (and to proceeds from cash calls and billings and other funds received for the account of Third Parties for all periods prior to the date on which Seller’s resignation as operator becomes effective, as described in clause (b) above; but only to the extent that such proceeds and funds are used by Seller to pay for expenditures on behalf of such Third Parties in Seller’s role as operator of the Assets), and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Date.

(d)           Should Purchaser receive after Closing any proceeds or other income to which Seller is entitled under Section 2.4(c), Purchaser shall fully disclose, account for and promptly remit the same to Seller.  If, after Closing, Seller receives any proceeds or other income with respect to the Assets for which Seller is not entitled to pursuant to Section 2.4(c), Seller shall fully disclose, account for, and promptly remit same to Purchaser.

(e)           Should Purchaser pay after Closing any Property Costs for which Seller is responsible under Section 2.4(c), Seller shall reimburse Purchaser promptly after receipt of an invoice with respect to such Property Costs, accompanied by copies of the relevant vendor or other invoice and proof of payment.  Should Seller pay after Closing any Property Costs for which Seller is not responsible under Section 2.4(c), Purchaser shall reimburse Seller promptly after receipt of an invoice with respect to such Property Costs, accompanied by copies of the relevant vendor or other invoice and proof of payment.

(f)            Seller shall have no further entitlement to amounts earned from the sale of Hydrocarbons produced from or attributable to the Assets and other income earned with respect to the Assets and no further responsibility for Property Costs incurred with respect to the Assets following the final determination and payment of the Adjusted Purchase Price in accordance with Section 9.4(b).

(g)           Taxes that are included in Property Costs, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Date, except that production, severance and similar Taxes measured by the quantity of or the value of production shall be prorated based on the number of units or value of production actually produced and sold, as applicable, before, and at or after, the Effective Date.  In each case, Purchaser shall be responsible for the portion allocated to the period at and after the Effective Date and Seller shall be responsible for the portion allocated to the period before the Effective Date.

(h)           Settlement between the Parties of receipts and disbursements under Section 2.4(d) and Section 2.4(e) shall be made no less frequently than monthly, on or before the twentieth (20th) day of the month following the month of receipt or disbursement.

Section 2.5            Procedures.

(a)           For purposes of allocating production (and accounts receivable with respect thereto) under Section 2.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the inlet flange of the pipeline connecting into the storage facilities into which they are run or, if there are no such storage facilities, when they pass through the LACT meters or similar meters at the point of entry into the pipelines through which they are transported from the field and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the delivery point sales meters on the pipelines through which they are transported.  Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available.  Seller shall provide to Purchaser evidence of all meter readings and all gauging and strapping procedures conducted on or about the Effective Date in connection with the Assets, together with all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Unadjusted Purchase Price pursuant to Section 3.3.  The terms “earned” and “incurred” shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards, and expenditures which are incurred pursuant to an operating agreement, unit agreement or similar agreement shall be deemed incurred when expended by the operator of the applicable Lease, Unit or Well, in accordance with Seller’s current practice.

(b)           After Closing and delivery of the Records to Purchaser pursuant to Section 13.15, Purchaser shall handle all joint interest audits and other audits of Property Costs covering the period for which Seller is in whole or in part responsible under Section 2.4, provided that Purchaser shall not agree to any adjustments to previously assessed costs for which Seller is liable, or any compromise of any audit claims to which Seller would be entitled, without the prior written consent of Seller.  Purchaser shall provide Seller with a copy of all applicable audit reports and written audit agreements received by Purchaser or its Affiliates and relating to periods for which Seller is partially responsible.

ARTICLE 3
PURCHASE PRICE

Section 3.1            Purchase Price.  The purchase price for the Assets (the “Purchase Price”) shall be [Redaction of pricing information], (the “Unadjusted Purchase Price”).  The Unadjusted Purchase Price shall be adjusted as provided in Section 3.3.  Within three (3) Business Days following the execution of this Agreement, Purchaser shall deliver to the Escrow Agent an amount equal to [Redaction of pricing information] of the Unadjusted Purchase Price (the “Deposit”) to be deposited in an escrow account (the “Escrow Account”) pursuant to the Escrow Agreement.  In the event that the Deposit is not delivered to the Escrow Agent within the required time period, Seller shall have the right to terminate this Agreement by providing written notice thereof to Purchaser; provided that any rights or remedies which Seller may have under this Agreement in relation to such breach shall survive such termination.  The Deposit shall be distributed in accordance with the terms of Section 7.16 or shall otherwise be distributed in accordance with Section 10.3.

Section 3.2            Allocation of Purchase Price.

(a)           On or before the earlier to occur of (x) twenty (20) Business Days after the date hereof and (y) seven (7) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a schedule setting forth the following items:

(i)            the Unadjusted Purchase Price as set forth in Section 3.1;

(ii)           the liabilities associated with the Assets as of the Closing (as required for the allocations under clause (iii)); and

(iii)          an allocation of the sum of the Unadjusted Purchase Price under clause (i) and the aggregate amount of such liabilities under clause (ii) that are includable in Purchaser’s Tax basis in the Assets among the classes of the Assets as of the Closing, which allocations shall be made in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and shall be consistent with the Allocated Values set forth in Section 3.4.

Seller shall make reasonable documentation available to support the proposed allocation.  As soon as reasonably practicable, but not later than the earlier to occur of (A) fifteen (15) Business Days following receipt of Seller’s proposed allocation schedule and (B) two (2) Business Days prior to the Closing Date, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes to be made in such schedule (and specifying the reasons therefor in reasonable detail).  The Parties shall use reasonable efforts to agree on such Schedule.  In the event that the Parties cannot reach an agreement with respect to such schedule on or before the Closing Date, Seller’s allocation shall be used pending adjustment under the following paragraph.

(b)           Within thirty (30) days after the final determination of the Adjusted Purchase Price under Section 9.4(b), the schedule described in Section 3.2(a) shall be amended by Seller and delivered to Purchaser to reflect the Purchase Price following final adjustments.  Purchaser shall cooperate with Seller in the preparation of the amended schedule.  If Seller’s amendments to the schedule are not objected to by Purchaser (by written notice to Seller specifying the reasons therefor in reasonable detail) within thirty (30) days after delivery of Seller’s adjustments to the schedule, the schedule shall be deemed agreed upon by the Parties.  In the event that the Parties cannot reach an agreement within twenty (20) days after Seller receives notice of any objection by Purchaser, then any Party may refer the matters in dispute to [Redaction of adjustment information] or another nationally recognized independent accounting firm mutually agreed to by the Parties (the “Independent Appraiser”) to assist in determining the fair value of each separate class of Assets solely for the purposes of the allocation described in this Section 3.2.  The Independent Appraiser shall be instructed to deliver to Purchaser and Seller a written determination of the valuation and any revisions to the schedule within thirty (30) days after the date of referral thereof to the Independent Appraiser.  Purchaser and Seller agree to accept the Independent Appraiser’s determinations as to the appropriate adjustments to the schedule.  The Independent Appraiser may determine the issues in dispute following such procedures, consistent with the provisions of this Agreement, as it reasonably deems appropriate in the circumstances and with reference to the amounts in issue.  The Parties do not intend to impose any particular procedures upon the Independent Appraiser, it being the desire of the Parties that any such disagreement shall be resolved as expeditiously and inexpensively as reasonably practicable.  The Independent Appraiser shall not have the authority to increase, decrease or otherwise modify in any respect the aggregate amount of the Purchase Price.  The Independent Appraiser shall act as an independent neutral expert for the limited purpose of determining the specific disputed aspects of the allocation schedule submitted by the applicable Party and may not award damages, interest or penalties to either Party with respect to any matter.  Seller and Purchaser each shall bear their own legal fees and costs of presenting their respective cases.  Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Independent Appraiser.

(c)           The allocations set forth in the schedule described in this Section 3.2 shall be used by Seller and Purchaser as the basis for reporting asset values and other items, including Internal Revenue Service Form 8594, Asset Acquisition Statement, if required.  Seller and Purchaser agree not to assert, and will cause their respective Affiliates not to assert, in connection with any audit or other proceeding with respect to Taxes or in connection with the filing of any Tax Return, any asset values or other items inconsistent with the amounts set forth in the schedule described in this Section 3.2.  Each of Purchaser and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the allocations described in this Section 3.2.

Section 3.3            Adjustments to Purchase Price.  All adjustments to the Unadjusted Purchase Price shall be made (x) in accordance with the terms of this Agreement and, to the extent not inconsistent with this Agreement, in accordance with GAAP and COPAS as consistently applied in the oil and gas industry, (y) without duplication (in this Agreement or otherwise) and (z) only with respect to matters (A) in the case of Section 3.3(a)(iv) and Section 3.3(b)(iii), for which notice is given on or before the Title Claim Date, and (B) in all of the other cases set forth in Section 3.3(a) and Section 3.3(b), identified on or before the 180th day after Closing (the “Cut-off Date”).  Each adjustment to the Unadjusted Purchase Price described in Section 3.3(a) and Section 3.3(b) shall be allocated to the portion of the Unadjusted Purchase Price allocated to the Assets affected by the adjustment.

Without limiting the foregoing, the Unadjusted Purchase Price shall be adjusted as follows, with the resulting adjustments to such Unadjusted Purchase Price herein the “Adjusted Purchase Price”:

(a)           The Unadjusted Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i)            an amount equal to all Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred after the Effective Date but paid by Seller (as is consistent with Section 2.4(b) and Section 2.4(c)), but excluding any amounts previously reimbursed to Seller pursuant to Section 2.4(e);

(ii)           an amount equal to, to the extent that such amounts have been received by Purchaser and not remitted or paid to Seller, (A) all proceeds from the production of Hydrocarbons from or attributable to the Leases, Units and Wells prior to the Effective Date, (B) all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Date (including, to the extent that Seller actually paid such amounts on behalf of such Third Parties in Seller’s role as operator of the Assets, proceeds from cash calls and billings and other funds received for the account of Third Parties with respect to any of the Assets operated by Seller for all periods prior to the date on which Seller’s resignation as operator becomes effective) and (C) any other amounts owed to Seller pursuant to Section 2.4(c);

(iii)          the amount of all prepaid expenses (including pre-paid bonuses, rentals, cash calls and advances to third Person operators for expenses not yet incurred; prepaid production Taxes, severance Taxes and other Taxes; and scheduled payments) paid by Seller with respect to the ownership or operation of the Assets after the Effective Date;

(iv)          any undisputed amounts for Title Benefits determined pursuant to Section 4.3 (which adjustments shall be made at the time of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b));

(v)           to the extent that proceeds for such volumes have not been received by Seller, an amount equal to the aggregated volumes of Hydrocarbons stored in stock tanks, pipelines or other storage as of the Effective Date that are attributable to the ownership and operation of the Assets multiplied by the applicable contract price therefor on the Effective Date; and

(vi)          any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as an upward adjustment to the Unadjusted Purchase Price.

(b)           The Unadjusted Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i)            an amount equal to all Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred prior to the Effective Date but paid by Purchaser (as is consistent with Section 2.4(b) and Section 2.4(c)), but excluding any amounts previously reimbursed to Purchaser pursuant to Section 2.4(e);

(ii)           an amount equal to, to the extent that such amounts have been received by Seller and not remitted or paid to Purchaser, (A) all proceeds from the production of Hydrocarbons from or attributable to the Leases, Units and Wells at and after the Effective Date, (B) all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Date (excluding, to the extent that Seller actually paid such amounts on behalf of such Third Parties in Seller’s role as operator of the Assets, all proceeds of cash calls and billings and other funds received for the account of Third Parties with respect to any of the Assets operated by Seller for all periods prior to the date on which Seller’s resignation as operator of such Assets becomes effective) and (C) any other amounts owed to Purchaser pursuant to Section 2.4(b);

(iii)          any undisputed amounts for Title Defects determined pursuant to Section 4.2 (which adjustments shall be made at the time of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b));

(iv)          an amount equal to the Allocated Value of any Assets excluded from this transaction pursuant to Section 4.6;

(v)           an amount equal to the Allocated Value of any Assets excluded from this transaction pursuant to Section 4.7(a); and

(vi)          any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as a downward adjustment to the Unadjusted Purchase Price.

Section 3.4            Allocated Values.  The “Allocated Values” for the Properties (which are provided separately for each Development Lease, Well or Unit) are set forth on Schedule 3.4.  The Allocated Value for a Property is equal to the portion of the Unadjusted Purchase Price that is allocated to such Property on Schedule 3.4, increased or decreased by a share of each adjustment to the Unadjusted Purchase Price in accordance with Section 3.3.  The share of each adjustment allocated to a particular Property shall be allocated to the particular Property to which such adjustment relates to the extent such adjustment relates to such Property and to the extent that it is, in the commercially reasonable discretion of Seller, possible to do so.  Any adjustment not allocated to a specific Property pursuant to the immediately preceding sentence shall be allocated among the various Properties on a pro-rata basis in proportion to the Unadjusted Purchase Price allocated to such Asset on Schedule 3.4.   Seller has accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but makes no representation or warranty as to the accuracy of such values.

Section 3.5            Parent Guaranty.  Simultaneously with the execution of this Agreement, Talisman shall cause Talisman Energy to deliver to Seller the Parent Guaranty and Statoil shall cause Statoil North America Inc., a Delaware corporation, to deliver to Seller the Parent Guaranty.

ARTICLE 4
TITLE MATTERS

Section 4.1            Seller’s Title.  Except for the special warranty of title set forth in the Conveyances, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Assets and Purchaser hereby acknowledges and agrees that, subject to Section 4.5, Purchaser’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Assets, (a) on or before the Title Claim Date, shall be as set forth in Section 4.2 and (b) from and after the Title Claim Date (without duplication), shall be pursuant to the special warranty of title set forth in the Conveyances; provided, however, that Purchaser further acknowledges and agrees that Purchaser shall not be entitled to protection under the special warranty of title provided in the Conveyances for any Title Defect reported under this Article 4.

Section 4.2            Title Defects.

(a)           To assert a claim of a Title Defect, Purchaser must deliver a claim notice to Seller (each a “Title Defect Notice”) promptly after the discovery thereof, but in no event later than sixty (60) days after the Closing Date (such cut-off date being the “Title Claim Date”).  To be effective, each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect that is reasonably sufficient for Seller to determine the basis of the alleged Title Defect, (ii) the Development Lease, Well or Unit adversely affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) all documents upon which Purchaser relies for its assertion of a Title Defect, including, at a minimum, supporting documents available to Purchaser to the extent reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect and (v) the amount by which Purchaser reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect and the computations and information upon which Purchaser’s belief is based, including any analysis by any title attorney or examiner hired by Purchaser.

(b)           Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove on or before ninety (90) days after the Title Claim Date (the “Cure

Period”) any Title Defects for which Seller has received a Title Defect Notice from Purchaser prior to the Title Claim Date.   If any such Title Defect is not cured by Seller within the Cure Period, Seller shall remedy such Title Defect pursuant to Section 4.2(c) no later than one hundred (100) days after the Title Claim Date (the “Remedy Deadline”); provided, however, that any downward adjustments to the Unadjusted Purchase Price made pursuant to Section 4.2(c) shall occur at the time of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b); and provided, further, that if, prior to the Remedy Deadline, Seller and Purchaser cannot agree on (i) the proper and adequate cure for any such Title Defect, (ii) the Title Defect Amount or (iii) whether the alleged Title Defect constitutes a Title Defect, such dispute(s) shall be finally and exclusively resolved in accordance with the provisions of Section 4.4.  An election by Seller to attempt to cure a Title Defect shall be without prejudice to its rights under Section 4.4 and shall not constitute an admission against interest or a waiver of Seller’s right to dispute the existence, nature or value of, or cost to cure, the alleged Title Defect.

(c)           In the event that any Title Defect is not waived by Purchaser or, subject to Section 4.2(b), cured prior to the expiration of the Cure Period, Seller shall, at its sole election, and subject to the Individual Defect Threshold and the Aggregate Defect Deductible, elect to (i) make a downward adjustment to the Unadjusted Purchase Price equal to an amount determined (the “Title Defect Amount”) pursuant to Section 4.2(d) as being the value of such Title Defect or (ii) retain the entirety of the Title Defect Property that is adversely affected by such Title Defect, in which event, the Unadjusted Purchase Price shall be adjusted downward, by an amount equal to the Allocated Value of such Title Defect Property and such Title Defect Property shall no longer be included within the definition of Assets for any purpose under this Agreement.  Notwithstanding the foregoing provisions of this Section 4.2(c), no reduction shall be made in the Unadjusted Purchase Price with respect to any Title Defect for which Seller executes and delivers to Purchaser a written indemnity agreement, in form and substance reasonably satisfactory to Purchaser (and provided that Purchaser shall be satisfied with Seller’s ability to fulfill its obligations thereunder), under which Seller agrees to fully, unconditionally and irrevocably indemnify and hold harmless Purchaser from any and all Damages arising out of or resulting from such Title Defect.  Upon Seller electing to remedy a Title Defect pursuant to this Section 4.2(c), the Parties shall complete any further conveyancing or reconveyancing of the relevant Title Defect Property as is necessary to effect such remedy.  In the case of any such reconveyancing, Purchaser shall assign the relevant Title Defect Property to Seller with a special warranty of title, subject to the Permitted Encumbrances, by, through and under Purchaser.  Any downward adjustments to the Unadjusted Purchase Price pursuant to this Section 4.2, which is not dealt with through payment to Purchaser out of the Escrow Account, shall be made (and accounted for) at the time of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b).

(d)           The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the Title Defect Property adversely affected by such Title Defect is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:

(i)            if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii)           if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the applicable Party’s interest in the affected Title Defect Property;

(iii)          if the Title Defect reflects a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated in Schedule 4.2 or Exhibit A-2, as applicable, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the amount of the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in Schedule 4.2 or Exhibit A-2, as applicable;

(iv)          if the Title Defect reflects a discrepancy (based on gross acreage in the lands covered by the Development Lease or the undivided percentage interest in oil, gas and other minerals covered by the Development Lease) between (A) the Net Mineral Acres for any Development Lease and (B) the Net Mineral Acres stated in Schedule 4.2, the Title Defect Amount shall be the product of Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the Net Mineral Acre decrease for such Title Defect Property and the denominator of which is the Net Mineral Acres of such Title Defect Property stated in Schedule 4.2;

(v)           if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in clauses (i), (ii), (iii) or (iv) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property adversely affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation; provided, however, that, the foregoing considerations notwithstanding, in the event that the Title Defect is reasonably susceptible of being cured, the Title Defect Amount shall not be greater than the reasonable cost and expense of curing such Title Defect;

(vi)          the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in any other Title Defect Amount hereunder, or for which Purchaser otherwise receives credit in the calculation of the Purchase Price; and

(vii)         notwithstanding anything to the contrary in this Article 4, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of such Title Defect Property.

Section 4.3            Title Benefits.

(a)           Seller has the right, but not the obligation, to deliver to Purchaser on or before the Title Claim Date with respect to each Title Benefit discovered by Seller a notice (a

“Title Benefit Notice”) in writing and including (i) a description of the Title Benefit reasonably sufficient to determine the basis of the alleged Title Benefit, (ii) the Development Lease, Well or Unit affected by such Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Value of each Title Benefit Property, (iv) all documents upon which Seller relies for its assertion of a Title Benefit, including, at a minimum, supporting documents available to Seller to the extent  reasonably necessary for Purchaser (as well as any title attorney or examiner hired by Purchaser) to verify the existence of the alleged Title Benefit and (v) the amount by which Seller reasonably believes the Allocated Value of each Title Benefit Property is increased by such Title Benefit and the computations and information upon which Seller’s belief is based on or before the Title Claim Date with respect to each Title Benefit discovered by Seller.

(b)           Subject to the Individual Benefit Threshold and the Aggregate Benefit Deductible, with respect to each Title Benefit Property affected by Title Benefits reported under Section 4.3(a), the Unadjusted Purchase Price shall be increased by an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Title Benefit Property, as determined pursuant to Section 4.3(c).  Any upward adjustments to the Unadjusted Purchase Price pursuant to this Section 4.3 shall be made (and accounted for) at the time of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b).

(c)           The Title Benefit Amount for any Title Benefit shall be equal to (as applicable): (i) the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the Net Revenue Interest increase and the denominator of which is the Net Revenue Interest stated in Schedule 4.2 or Exhibit A-2, as applicable; and (ii) the product of the Allocated Value of the affected Development Lease multiplied by a fraction, the numerator of which is the Net Mineral Acres increase for such Development Lease, and the denominator of which is the Net Mineral Acres of such Development Lease stated in Schedule 4.2.

(d)           If Seller and Purchaser cannot reach an agreement on alleged Title Benefits and Title Benefit Amounts by the Remedy Deadline, the provisions of Section 4.4 shall apply.

Section 4.4            Title Disputes.  Seller and Purchaser shall attempt to agree on all Title Defects and Title Benefits and Title Defect Amounts and Title Benefit Amounts, respectively, prior to the Remedy Deadline.  If, after the Remedy Deadline, Seller and Purchaser are unable to agree on an alleged Title Defect/Title Benefit or Title Defect Amount/Title Benefit Amount (the “Disputed Title Matters”) such dispute(s), and only such dispute(s), shall be exclusively and finally resolved in accordance with the following provisions of this Section 4.4.  Purchaser shall provide to Seller by not later than the tenth (10th) Business Day following the Remedy Deadline a written description meeting the requirements of Section 4.2(a) or Section 4.3(a), as applicable, together with all supporting documentation, of the Disputed Title Matters.  By not later than ten (10) Business Days after Seller’s receipt of Purchaser’s written description of the Disputed Title Matters, Seller shall provide to Purchaser a written response setting forth Seller’s position with respect to the Disputed Title Matters together with all supporting documentation.

(a)           By not later than ten (10) Business Days after Purchaser’s receipt of Seller’s written response to Purchaser’s written description of the Disputed Title Matters,

Purchaser may initiate a non-administered arbitration of any such dispute(s) conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent that such rules do not conflict with the terms of this Section, by written notice to Seller of any Disputed Title Matters (“Final Disputed Title Matters”) not otherwise resolved or waived that are to be resolved by arbitration (the “Title Arbitration Notice”).

(b)           The arbitration shall be held before a one member arbitration panel (the “Title Arbitrator”), determined as follows.  The Title Arbitrator shall be an attorney with at least ten (10) years experience examining oil and gas titles in Texas.  Within two (2) Business Days following Seller’s receipt of the Title Arbitration Notice, Seller and Purchaser shall each exchange lists of three (3) acceptable, qualified arbitrators.  Within two (2) Business Days following the exchange of lists of acceptable arbitrators, Seller and Purchaser shall select by mutual agreement the Title Arbitrator from their original lists of three (3) acceptable arbitrators.  If no such agreement is reached within seven (7) Business Days following the delivery of Title Arbitration Notice, the Houston office of the American Arbitration Association shall select an arbitrator from the original lists provided by Seller and Purchaser to serve as the Title Arbitrator.

(c)           Within three (3) Business Days following the selection of the Title Arbitrator, the Parties shall submit one copy to the Title Arbitrator of (i) this Agreement, with specific reference to this Section 4.4 and the other applicable provisions of this Article 4, (ii) Purchaser’s written description of the Final Disputed Title Matters, together with the supporting documents that were provided to Seller, (iii) Seller’s written response to Purchaser’s written description of the Final Disputed Title Matters, together with the supporting documents that were provided to Purchaser and (iv) the Title Arbitration Notice.  Within five (5) Business Days following such submissions, each of the Parties may submit one written response to the other Party’s submission.  The Title Arbitrator shall resolve the Final Disputed Title Matters based only on the foregoing submissions.  Neither Purchaser nor Seller shall have the right to submit additional documentation to the Title Arbitrator nor to demand discovery on the other Party.

(d)           The Title Arbitrator shall make its determination by written decision within thirty (30) days following Seller’s receipt of the Title Arbitration Notice (the “Arbitration Decision”).  The Arbitration Decision shall be final and binding upon the Parties, without right of appeal.  In making its determination, the Title Arbitrator shall be bound by the rules set forth in this Article 4.  The Title Arbitrator may consult with and engage disinterested Third Parties to advise the Title Arbitrator, but shall disclose to the Parties the identities of such consultants.  Any such consultant shall not have worked as an employee or consultant for either Party or its Affiliates during the five (5) year period preceding the arbitration nor have any financial interest in the dispute.

(e)           The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects and Title Defect Amounts or Title Benefits and Title Benefit Amounts and shall not be empowered to award damages, interest or penalties to either Party with respect to any matter.

(f)            Each Party shall each bear its own legal fees and other costs of preparing and presenting its case.  Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator, including any costs incurred by the Title Arbitrator that are attributable to the consultation of any third Person.

(g)           Seller and Purchaser shall implement the Arbitration Decision as follows: (i) in the case of alleged Title Defects determined to be Title Defects, Seller shall remedy, at its sole election, such Title Defects pursuant to Section 4.2(c) within ten (10) Business Days following Seller’s receipt of the Arbitration Decision (with any amounts owed, as a result of such election, to be made and accounted for in the final determination of the Adjusted Purchase Price pursuant to Section 9.4(b)), and (ii) in the case of disputed Title Benefits and Title Benefit Amounts or Title Defect Amounts, any amounts determined to be owed by either Party shall be accounted for in the final determination of the Purchase Price pursuant to Section 9.4(b).  Any alleged Title Defects/Title Benefits determined not to be Title Defects/Title Benefits under the Arbitration Decision shall be final and binding as not being Title Defects/Title Benefits.  The Parties shall complete any further conveyancing or reconveyancing of property as is necessary to effect the remedy chosen by Seller pursuant to clause (i) above.  In the case of any such reconveyancing, Purchaser shall assign the relevant Development Lease, Well or Unit to Seller with a special warranty of title, subject to the Permitted Encumbrances, by, through and under Purchaser.

(h)           Any dispute over the interpretation or application of this Section 4.4 shall be decided by the Title Arbitrator with reference to the Laws of the State of Texas.

Section 4.5             Limitations on Applicability.

(a)           This Article 4 and the special warranty of title provided in the respective Conveyances shall be, subject to the limitations set forth in this Agreement, the exclusive rights and remedies of Purchaser with respect to Title Defects.  The right of Purchaser or Seller to assert a Title Defect or Title Benefit, respectively, under this Article 4 shall terminate on the Title Claim Date; provided, however, that until the alleged Title Defect or Title Benefit or Title Defect Amount or Title Benefit Amount, as applicable, is resolved in accordance with this Agreement, there shall be no termination of Purchaser’s or Seller’s rights under this Article 4 with respect to any alleged Title Defect or Title Benefit or Title Defect Amount or Title Benefit Amount properly reported in accordance with Section 4.4 on or before the Title Claim Date.  Thereafter, Purchaser’s and Seller’s sole and exclusive rights and remedies with regard to title to the Assets shall be as set forth in the respective Conveyances.  Without limiting the foregoing, if a Title Defect under this Article 4 results from any matter which could also result in the breach of any representation or warranty of Seller as set forth in Article 5, Purchaser may assert such matter as a Title Defect to the extent permitted by this Article 4 and if Purchaser does so, it shall be precluded from also asserting such matter as a breach of a representation or warranty of Seller as set forth in Article 5.  If Purchaser asserts a matter as a Title Defect or as a breach of a representation or warranty of Seller as set forth in Article 5, it shall be precluded from also asserting such matter as a claim against Seller’s special warranty of title provided in the Conveyances.  Further, Seller agrees that notwithstanding the inclusion of the Cooke Ranch litigation on Schedule 5.7, Purchaser retains its right (i) on or before the Title Claim Date, to assert a Title Defect(s) with respect to the affected Leases based on the matters in issue in that litigation, developments in that litigation or the final adjudication, settlement or other resolution thereof or (ii) following the Title Claim Date, to assert a claim against the special warranty of title provided in the Conveyance regarding such matters.

(b)           Notwithstanding anything to the contrary in this Agreement, in no event shall there be any adjustments to the Unadjusted Purchase Price or other remedies available in respect of Title Defects or Title Benefits, as applicable, under this Article 4:

(i)            With respect to Title Defects, (A) for any Title Defect Amount with respect to an individual Title Defect Property: (x) in the case of a Development Lease, if such amount does not exceed [Redaction of dollar amount] or, (y) in the case of a Well or Unit, if such amount does not exceed [Redaction of dollar amount] (each, an “Individual Defect Threshold”); and (B) unless the aggregate amount of all such Title Defect Amounts (provided that each such Title Defect Amount exceeds the Individual Defect Threshold), in the aggregate (excluding any Title Defect Amounts with respect to Title Defects cured or indemnified by Seller in accordance with this Article 4) [Redaction of percentage value] of the Unadjusted Purchase Price (the “Aggregate Defect Deductible”), after which point, subject to the Individual Defect Threshold, Purchaser shall be entitled to adjustments to the Unadjusted Purchase Price or other remedies elected by Seller in accordance with Section 4.2(c) only with respect to Title Defect Amounts in excess of such Aggregate Defect Deductible and only to the extent that Title Defect Amounts exceed the Aggregate Defect Deductible.  The Individual Defect Threshold and the Aggregate Defect Deductible shall not apply to any Property that is removed from this transaction or not transferred to Purchaser pursuant to Section 4.6(b) or Section 4.6(c).

(ii)           With respect to Title Benefits, (A) for any Title Benefit Amount with respect to an individual Title Benefit Property: (x) in the case of a Development Lease, if such amount does not exceed [Redaction of dollar amount] or, (y) in the case of a Well or Unit, if such amount does not exceed [Redaction of dollar amount] (each, an “Individual Benefit Threshold”); and (B) unless the aggregate amount of all such Title Benefit Amounts (provided that each such Title Benefit Amount exceeds the Individual Benefit Threshold), in the aggregate exceeds [Redaction of percentage value] of the Unadjusted Purchase Price (the “Aggregate Benefit Deductible”), after which point, subject to the Individual Benefit Threshold, Seller shall be entitled to adjustments to the Unadjusted Purchase Price only with respect to Title Benefit Amounts in excess of such Aggregate Benefit Deductible and only to the extent that Title Benefit Amounts exceed the Aggregate Benefit Deductible.

(c)           As referenced elsewhere in this Agreement, no adjustments shall be made to the Unadjusted Purchase Price with respect to a Title Defect or a Title Benefit for purposes of Closing.  Adjustments for Title Defects and Title Benefits shall occur at the time of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b).

(d)           Without prejudice to any of the other dates by which performance or the exercise of rights is due hereunder, or the Parties’ rights or obligations in respect thereof, the Parties hereby acknowledge that, as set forth more fully in Section 13.14, time is of the essence in performing their obligations and exercising their rights under this Article 4, and, as such, that each and every date and time by which such performance or exercise is due shall be the firm and final date and time.

Section 4.6             Consents to Assignment and Preferential Rights to Purchase.

(a)           Promptly after the Execution Date, Seller shall prepare and send (i) notices to the holders of any required consents to assignment that are set forth on Schedule 5.13 requesting consents to the Conveyances and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 5.13 in compliance with the terms of such rights and requesting waivers of such rights.  If, prior to the Closing Date, either Party discovers any required consents or preferential rights to purchase that are not set forth on Schedule 5.13, then (x) the Party making such discovery shall provide the other Party with written notification of such consents or preferential rights, as applicable, (y) Seller, following delivery or receipt of such written notification, will promptly send notices to the holders of the required consents requesting consents to the Conveyances and notices to the holders of preferential rights to purchase in compliance with the terms of such rights and requesting waivers of such rights and (z) the terms and conditions of this Section 4.6 shall apply to the Assets subject to such consents or preferential rights to purchase, as applicable.   Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Article 9 as to those Assets for which preferential purchase rights have not been exercised.  The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset, subject to adjustment as described in Section 3.3.  Seller shall use commercially reasonable efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that neither Seller nor Purchaser shall be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers.  Purchaser shall cooperate with Seller in seeking to obtain such consents to assignment and waivers of preferential rights.

(b)           In no event shall there be transferred at the Closing any Asset for which a Specified Consent Requirement has not been satisfied.  In cases in which the Asset subject to such a requirement is a Contract and Purchaser is assigned the Property or Properties to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived consent requirement, Seller shall continue after Closing to use commercially reasonable efforts to obtain the consent so that such Contract can be transferred to Purchaser upon receipt of the consent.  In cases in which the Asset subject to such a consent requirement is a Property and the third Person consent to the transfer of the Property is not obtained by Closing, the affected Property and the Assets related to that Property shall not be transferred at Closing and the Unadjusted Purchase Price shall be reduced by the Allocated Value of the Property and related Assets.  If an unsatisfied consent requirement with respect to which a Purchase Price adjustment is made under Section 3.3(b)(iv) is subsequently satisfied prior to the date of delivery of the final settlement statement under Section 9.4(b), a separate closing shall be held within five (5) Business Days thereof at which (i) Seller shall convey the affected Property and related Assets to Purchaser in accordance with this Agreement and (ii) Purchaser shall pay an amount equal to the Allocated Value of such Property and related Assets, adjusted (mutatis mutandis) in accordance with Section 3.3, to Seller.  If such consent requirement is not satisfied by the date of delivery of the final settlement statement, Seller shall have no further obligation to sell and convey such Property and related Assets and Purchaser shall have no further obligation to purchase, accept and pay for such Property and related Assets.  For purposes of this Section 4.6(b), a consent requirement shall be deemed satisfied if the Person holding the right grants consent, without conditions (unless pursuant to the terms of the document in which the consent requirement is contained, failure to object within a given period is deemed to be consent, in which case the consent requirement shall be deemed satisfied upon expiration of the period without objection).

(c)           If any preferential right to purchase any Assets is exercised prior to Closing, the Unadjusted Purchase Price shall be decreased by the Allocated Value for such Assets, and the affected Assets shall be deemed to be deleted from Exhibit A-1, Exhibit A-2 and Schedule 4.2 (and the other applicable Exhibits and Schedules) to this Agreement for all purposes.  Seller shall retain the consideration paid by the third Person, and shall have no further obligation with respect to such affected Assets under this Agreement.  Should a third Person fail to exercise or waive its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, the affected Assets shall not be transferred at Closing and the Unadjusted Purchase Price shall be reduced by the Allocated Values of such Assets.  Once the applicable preferential purchase rights have been waived or expired, a separate closing shall be held within five (5) Business Days thereof at which (i) Seller shall convey the affected Assets to Purchaser in accordance with this Agreement and (ii) Purchaser shall pay an amount equal to the Allocated Value of such Assets, adjusted (mutatis mutandis) in accordance with Section 3.3, to Seller.

Section 4.7             Casualty or Condemnation Loss.

(a)           If, after the Execution Date, but prior to the Closing Date, any portion of the Assets is damaged, destroyed or made unavailable or unusable for its intended purpose by fire or other casualty or is taken in condemnation or under right of eminent domain (each a “Casualty Loss”), and the loss as a result of such individual Casualty Loss exceeds [Redaction of percentage value] of the Unadjusted Purchase Price, Purchaser shall nevertheless be required to close, subject to Section 8.2(e), and Seller shall elect by written notice to Purchaser prior to Closing either to (i) cause the Assets adversely affected by any such individual Casualty Loss to be repaired or restored to at least their condition prior to such Casualty Loss, at Seller’s sole cost and expense, as promptly as reasonably practicable (which work may extend after the Closing Date), (ii)  indemnify Purchaser against any costs or expenses that Purchaser reasonably incurs to repair or restore the Assets subject to any such Casualty Loss or (iii) exclude the affected Assets from this Agreement.  In each case, Seller shall retain all rights to insurance, unpaid awards, condemnation payments and other rights and claims against Third Parties with respect to the Casualty Loss, except to the extent the Parties otherwise agree in writing.

(b)           If, after the Execution Date, but prior to the Closing Date, any Casualty Loss occurs, and the loss as a result of such individual Casualty Loss is [Redaction of percentage value] or less of the Unadjusted Purchased Price, Purchaser shall nevertheless be required to close, subject to Section 8.2(e), and Seller shall, at Closing, pay to Purchaser all sums paid to Seller by Third Parties by reason of such individual Casualty Loss and shall assign, transfer and set over to Purchaser or subrogate Purchaser to all of Seller’s right, title and interest (if any) in unpaid awards, condemnation payments, rights to insurance and other rights and claims against Third Parties (other than Persons within the Seller Group) arising out of the Casualty Loss.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER

Section 5.1             Generally.

(a)           Any representation or warranty qualified to the “knowledge of Seller” or “to Seller’s knowledge” or with any similar knowledge qualification is limited to matters within the Actual Knowledge of the individuals listed in Schedule 5.1.  As used herein, the term “Actual Knowledge” means information personally known by such individual.

(b)           Inclusion of a matter on a Schedule in relation to a representation or warranty which addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect.  Likewise, the inclusion of a matter on a Schedule to this Agreement in relation to a representation or warranty shall not be deemed an indication that such matter necessarily would, or may, breach such representation or warranty absent its inclusion on such Schedule.  Matters may be disclosed on a Schedule for information purposes only.

(c)           Subject to the foregoing provisions of this Section 5.1, the disclaimers and waivers contained in and the other terms and conditions of this Agreement, Seller represents and warrants the matters set out in Sections 5.2 through 5.19.

Section 5.2             Existence and Qualification.  Seller is a limited liability company, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified to do business in the State of Texas.

Section 5.3             Power.  Seller has the requisite power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 5.4             Authorization and Enforceability.  The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by Seller at Closing, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Seller.  This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.5             No Conflicts.  The execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement, will not (a) violate any provision of the certificate of formation or other organizational documents of Seller, (b) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which Seller is a party or which affects the Assets, (c) violate any judgment, order, ruling or decree applicable to Seller as a party in interest, or (d) violate any Laws applicable to Seller or any of the Assets, except any matters described in clauses (b) or (c) above which would not have a Material Adverse Effect on Seller.

Section 5.6             Liability for Brokers’ Fees.  Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.7             Litigation.  Except as disclosed on Schedule 5.7, there are no actions, suits or proceedings pending, or to Seller’s knowledge, threatened in writing, before any Governmental Body or arbitrator with respect to the Assets or that would materially impair Seller’s ability to perform its obligations under this Agreement.

Section 5.8             Taxes and Assessments.

(a)           Seller and its Affiliates have paid all Property Taxes and state franchise Taxes that are due and payable with respect to the Assets, except those being contested in good faith;

(b)           There are no Tax liabilities of Seller or any Affiliate of Seller (including any liability pursuant to Treasury Regulation 1.1502-6 or any analogous provision of Law, as a transferee, successor or custodian, by contract or otherwise) that could result in liability to Purchaser (except as set forth in Section 2.4(g) and Article 12) as a transferee or successor or otherwise attach to the Assets;

(c)           Seller and its Affiliates have properly completed and timely filed all Tax Returns required to be filed with respect to the Assets;

(d)           None of the Assets are properly reportable as a partnership for United States Federal income tax purposes; and

(e)           The Assets are not subject to any lien for Taxes, other than Permitted Encumbrances.

Section 5.9             Capital Commitments.  Except as disclosed on Schedule 5.9, as of the Effective Date, there were no outstanding AFEs or other capital commitments to Third Parties that were binding on the Assets and could reasonably be expected to require expenditures by the owner of such Assets after the Effective Date in excess of [Redaction of dollar amount].

Section 5.10           Compliance with Laws.  To Seller’s knowledge, Seller has complied with and the Properties have been operated in compliance with all applicable Laws (except for Environmental Laws, which are addressed in Section 5.15).

Section 5.11           Contracts.  Except as disclosed on Schedule 5.11:

(a)           To Seller’s knowledge, Seller is not in default under any Contract and Seller has not given to or received from any other Person party thereto written notice to the effect that Seller or such Person is in default thereunder;

(b)           There are no (i) Contracts with Affiliates of Seller which will be binding on the Assets after Closing or (ii) hedges, swaps or other derivatives contracts which will be binding on the Assets after Closing; and

(c)           None of the Properties are subject to or burdened by any Contract, that can be reasonably expected to result in aggregate payments or receipts of revenue by Seller or more than [Redaction of dollar amount] during the current or any subsequent year, including (i) any operating agreement, transportation and processing or similar contract or Hydrocarbon sales contract (in each case) that is not terminable without penalty on sixty (60) days’ or less notice or (ii) any indenture, mortgage, loan, credit or sale-leaseback or similar contract that will not be terminated at or prior to Closing.

Section 5.12           Payments for Production.  Seller is not obligated by virtue of any take or pay payment, advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements reflected in the Net Revenue Interest figures set forth on Exhibit A-2, as applicable; gas balancing arrangements; and nonconsent provisions in the Contracts) to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Properties at some future time without receiving payment therefor at or after the time of delivery,  and, similarly, that there are not any Imbalances attributable to the Properties.  Except as disclosed on Schedule 5.12, there are no calls on production and no marketing dedications related to the Properties or Hydrocarbons produced therefrom other than the Area Dedication.

Section 5.13           Consents and Preferential Purchase Rights.  Except as disclosed on Schedule 5.13, none of the Properties, or any portion thereof, is subject to any preferential rights to purchase or required Third Party consents to assignment or to any change of ownership or other transfer restrictions which may be applicable to the transactions contemplated by this Agreement, except consents and approvals of assignments by Governmental Bodies that are customarily obtained after Closing (including Customary Post-Closing Consents).

Section 5.14           Properties.  To Seller’s knowledge, no default exists in the performance of any obligation of Seller under the Leases that would entitle the lessor thereunder to cancel or terminate any such Leases, and no party to any Lease or any successor to the interest of such party has filed or threatened in writing to file any action to terminate, cancel, rescind or procure judicial reformation of any such Lease in whole or in part.  To Seller’s knowledge, the Leases are in full force and effect and all bonuses, rentals and royalties (including shut-in royalties) with respect to the Leases that have become due and payable as of the Effective Date have been duly paid (other than royalties held in escrow or suspense accounts).  Exhibit A-2 and Schedule 4.2 include, in the aggregate, all of the Leases.

Section 5.15           Environmental.

(a)           Seller has not entered into, and is not subject to, any pending consent order, consent decree, compliance order or administrative order pursuant to any Environmental Laws that relate to the future use of any of the Assets and that require any remediation or other change in the present condition of any of the Assets.

(b)           Seller is not subject to any pending or, to Seller’s knowledge, threatened (in writing) complaint or claim related to any non-compliance with Environmental Laws or Environmental Liabilities with respect to the Assets or to the release of any Hazardous Substances on or from any of the Properties.

(c)           To Seller’s knowledge, none of Seller or Seller’s predecessors-in-interest (with respect to the Assets) has (i) within the four-year period prior to the Execution Date committed any unresolved violation of any Environmental Law or (ii) received any written notice, which remains uncured, from any Governmental Body alleging that any of Seller or Seller’s predecessors-in-interest is in violation of any Environmental Law.

(d)           To Seller’s knowledge, Seller possesses all Permits presently required under Environmental Laws for the operation of each Property as presently conducted and is in material compliance with such Permits.

(e)           Except as disclosed on Schedule 5.15(e), to Seller’s knowledge, there has not been any offsite disposal of Hazardous Substances arising out of Seller’s operation of the Properties.

(f)            Seller has provided, or otherwise made available to, Purchaser with copies of all material Phase I Environmental Site Assessments and other material environmental third party audits or reports relating to the Assets that are in its possession or control.

Section 5.16           Area of Mutual Interest.  Except as disclosed on Schedule 5.16, to Seller’s knowledge, there are not any area of mutual interest agreements to which the Properties are subject.

Section 5.17           Non-Consent Operations.  Except as disclosed on Schedule 5.17 or otherwise fully reflected on Exhibit A-1, Exhibit A-2 or Schedule 4.2, as applicable, no operations are being conducted or have been conducted on the Properties with respect to which Seller or any other Person has elected to be a nonconsenting party under the applicable operating agreement and with respect to which all of Seller’s or such other Person’s rights have not yet reverted to it.

Section 5.18           Bankruptcy.  There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by, or threatened against Seller.

Section 5.19           Conduct.  Seller has not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other Person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate the applicable Laws of  the United States of America.

Section 5.20           Certain Disclaimers.

(a)           EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 4, THIS ARTICLE 5, IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(e) OR IN THE CONVEYANCES TO BE DELIVERED BY SELLER TO PURCHASER HEREUNDER, (i) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (ii) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY PERSON OF THE SELLER GROUP), EXCEPT THAT SELLER REPRESENTS AND WARRANTS THAT IT KNOWS OF NO INFORMATION FURNISHED TO OR OMITTED FROM PURCHASER THAT WOULD MAKE ANY SUCH INFORMATION FALSE OR MISLEADING.

(b)           EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 4, THIS ARTICLE 5, IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(e) OR IN THE CONVEYANCES TO BE DELIVERED BY SELLER TO PURCHASER HEREUNDER, WITHOUT LIMITING THE GENERALITY OF SECTION 5.20(a), SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, ORAL OR WRITTEN, AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (iii) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (iv) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (v) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS OR IN PAYING QUANTITIES, (vi) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS OR (vii) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO THE PURCHASER GROUP IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO (INCLUDING ANY ITEMS PROVIDED IN CONNECTION WITH SECTION 7.1), EXCEPT THAT SELLER REPRESENTS AND WARRANTS THAT IT KNOWS OF NO INFORMATION FURNISHED TO OR OMITTED FROM PURCHASER THAT WOULD MAKE ANY SUCH INFORMATION FALSE OR MISLEADING, AND

FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE EQUIPMENT AND OTHER TANGIBLE PROPERTY TRANSFERRED HEREUNDER IN ITS PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c)                                  EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 5.15, SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS SUBSTANCES, HYDROCARBONS OR NORM INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND PURCHASER SHALL BE DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Talisman hereby represents and warrants to Seller the following:

Section 6.1                                      Talisman - Existence and Qualification.  Talisman is a corporation, validly existing, and in good standing under the Laws of the State of Delaware and is duly qualified to do business in the State of Texas.

Section 6.2                                      Talisman - Power.  Talisman has the requisite power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 6.3                                      Talisman - Authorization and Enforceability.  The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by Talisman at Closing, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Talisman.  This Agreement has been duly executed and delivered by Talisman (and all documents required hereunder to be executed and delivered by Talisman at Closing will be duly executed and delivered by Talisman) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Talisman, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.4                                      Talisman - No Conflicts.  The execution, delivery and performance of this Agreement by Talisman, and the transactions contemplated by this Agreement, will not (i) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Talisman, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license or agreement to which Talisman is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Talisman as a party in interest or (iv) violate any Laws applicable to Talisman or any of its assets, except any matters described in clauses (ii) or (iii) above which would not have a material adverse effect on Talisman’s ability to perform its obligations hereunder.

Section 6.5                                      Talisman - Liability for Brokers’ Fees.  Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Talisman, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.6                                      Talisman - Litigation.  There are no actions, suits or proceedings pending, or to Talisman’s knowledge, threatened in writing, against Talisman which are reasonably likely to impair materially Talisman’s ability to perform its obligations under this Agreement or any document required to be executed and delivered by Talisman at Closing.  As used in this Section 6.6, “Talisman’s knowledge” is limited to information actually known by the individuals listed in Schedule 6.6.

Section 6.7                                      Talisman - Financing.  Talisman has access to and will maintain access to between the Execution Date and Closing sufficient cash, available lines of credit or other sources of immediately available funds (in Dollars) to enable it to pay its portion of the Closing Payment to Seller at the Closing.

Section 6.8                                      Talisman - SEC Compliance.  Talisman is acquiring the Assets for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended, and applicable state securities Laws.

Section 6.9                                      Talisman - Independent Evaluation.

(a)                                  Talisman is knowledgeable of the oil and gas business and of the usual and customary practices of oil and gas producers, including those in the areas where the Assets are located.

(b)                                 Talisman is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability.

(c)                                  In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Talisman has relied solely on (i) the representations,

warranties and covenants set forth herein and in each other document required to be executed and delivered by Seller at Closing and (ii) the basis of its own independent due diligence investigation of the Assets and the terms and conditions of this Agreement.

Section 6.10                                Talisman - Consents, Approvals or Waivers.  Talisman’s execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Talisman at Closing) is not and will not be subject to any consent, approval, or waiver from any Governmental Body or other Third Party, except consents and approvals of assignments by Governmental Bodies that are customarily obtained after Closing.

Section 6.11                                Talisman - Bankruptcy.  There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by, or threatened against Talisman.

Section 6.12                                Talisman - Qualification.  Talisman is, or as of the Closing Date will be, qualified under applicable Law to own the Assets and has, or as of the transfer of operatorship of the Properties will have, complied with all necessary bonding requirements of Governmental Bodies required for Talisman’s ownership or operation of the Assets.

Section 6.13                                Talisman - Conduct.  Talisman has not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other Person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate the applicable Laws of  the United States of America.

Section 6.14                                Talisman - Limitation.  Talisman acknowledges the following:

(a)                                  EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 4, ARTICLE 5, IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(e) OR IN THE CONVEYANCES TO BE DELIVERED BY SELLER TO TALISMAN HEREUNDER, THERE ARE NO REPRESENTATIONS AND WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, BY SELLER AS TO THE ASSETS OR PROSPECTS THEREOF AND TALISMAN HAS NOT RELIED UPON ANY ORAL OR WRITTEN INFORMATION PROVIDED BY SELLER.

(b)                                 EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 5.15 SELLER HAS NOT MADE AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS SUBSTANCES, HYDROCARBONS OR NORM INTO THE ENVIRONMENT OR PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS.

(c)                                  THE ASSETS HAVE BEEN USED FOR EXPLORATION, DEVELOPMENT AND PRODUCTION OF HYDROCARBONS AND THERE MAY BE PETROLEUM, PRODUCED WATER, WASTE, OR OTHER SUBSTANCES OR MATERIALS LOCATED IN, ON OR UNDER THE PROPERTIES OR ASSOCIATED WITH THE ASSETS.  EQUIPMENT AND SITES INCLUDED IN THE ASSETS MAY CONTAIN ASBESTOS, NORM OR OTHER HAZARDOUS SUBSTANCES.  NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLS, MATERIALS AND EQUIPMENT AS SCALE, OR IN OTHER FORMS.  THE WELLS, MATERIALS AND EQUIPMENT LOCATED ON THE PROPERTIES OR INCLUDED IN THE ASSETS MAY CONTAIN NORM AND OTHER WASTES OR HAZARDOUS SUBSTANCES.  NORM CONTAINING MATERIAL AND/OR OTHER WASTES OR HAZARDOUS SUBSTANCES MAY HAVE COME IN CONTACT WITH VARIOUS ENVIRONMENTAL MEDIA, INCLUDING WATER, SOILS OR SEDIMENT.  SPECIAL PROCEDURES MAY BE REQUIRED FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION OR DISPOSAL OF ENVIRONMENTAL MEDIA, WASTES, ASBESTOS, NORM AND OTHER HAZARDOUS SUBSTANCES FROM THE ASSETS.

Statoil hereby represents and warrants to Seller the following:

Section 6.15                                Statoil - Existence and Qualification.  Statoil is a limited liability company, validly existing, and in good standing under the Laws of the State of Delaware and is duly qualified to do business in the State of Texas.

Section 6.16                                Statoil - Power.  Statoil has the requisite power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 6.17                                Statoil - Authorization and Enforceability.  The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by Statoil at Closing, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Statoil.  This Agreement has been duly executed and delivered by Statoil (and all documents required hereunder to be executed and delivered by Statoil at Closing will be duly executed and delivered by Statoil) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Statoil, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.18                                Statoil - No Conflicts.  The execution, delivery and performance of this Agreement by Statoil, and the transactions contemplated by this Agreement, will not (i) violate any provision of the certificate of formation or other organizational documents of Statoil, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license or agreement to which Statoil is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Statoil as a party in interest or (iv) violate any Laws applicable to Statoil or any of its assets, except any matters described in clauses (ii) or (iii) above which would not have a material adverse effect on Statoil’s ability to perform its obligations hereunder.

Section 6.19                                Statoil - Liability for Brokers’ Fees.  Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Statoil, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.20                                Statoil - Litigation.  There are no actions, suits or proceedings pending, or to Statoil’s knowledge, threatened in writing, against Statoil which are reasonably likely to impair materially Statoil’s ability to perform its obligations under this Agreement or any document required to be executed and delivered by Statoil at Closing.  As used in this Section 6.20, “Statoil’s knowledge” is limited to information actually known by the individuals listed in Schedule 6.20.

Section 6.21                                Statoil - Financing.  Statoil has access to and will maintain access to between the Execution Date and Closing sufficient cash, available lines of credit or other sources of immediately available funds (in Dollars) to enable it to pay its portion of the Closing Payment to Seller at the Closing.

Section 6.22                                Statoil - SEC Compliance.  Statoil is acquiring the Assets for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended, and applicable state securities Laws.

Section 6.23                                Statoil - Independent Evaluation.

(a)                                  Statoil is knowledgeable of the oil and gas business and of the usual and customary practices of oil and gas producers, including those in the areas where the Assets are located.

(b)                                 Statoil is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability.

(c)                                  In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Statoil has relied solely on (i) the representations, warranties and covenants set forth herein and in each other document required to be executed and delivered by Seller at Closing and (ii) the basis of its own independent due diligence investigation of the Assets and the terms and conditions of this Agreement.

Section 6.24                                Statoil - Consents, Approvals or Waivers.  Statoil’s execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Statoil at Closing) is not and will not be subject to any consent, approval, or waiver from any Governmental Body or other Third Party, except consents and approvals of assignments by Governmental Bodies that are customarily obtained after Closing.

Section 6.25                                Statoil - Bankruptcy.  There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by, or threatened against Statoil.

Section 6.26                                Statoil - Qualification.  Statoil is, or as of the Closing Date will be, qualified under applicable Law to own the Assets and has, or as of the transfer of operatorship of the Properties will have, complied with all necessary bonding requirements of Governmental Bodies required for Statoil’s ownership or operation of the Assets.

Section 6.27                                Statoil - Conduct.  Statoil has not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other Person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate the applicable Laws of  the United States of America.

Section 6.28                                Statoil - Limitation.  Statoil acknowledges the following:

(a)                                  EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 4, ARTICLE 5, IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(e) OR IN THE CONVEYANCES TO BE DELIVERED BY SELLER TO STATOIL HEREUNDER, THERE ARE NO REPRESENTATIONS AND WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, BY SELLER AS TO THE ASSETS OR PROSPECTS THEREOF AND STATOIL HAS NOT RELIED UPON ANY ORAL OR WRITTEN INFORMATION PROVIDED BY SELLER.

(b)                                 EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 5.15 SELLER HAS NOT MADE AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS SUBSTANCES, HYDROCARBONS OR NORM INTO THE ENVIRONMENT OR PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS.

(c)                                  THE ASSETS HAVE BEEN USED FOR EXPLORATION, DEVELOPMENT AND PRODUCTION OF HYDROCARBONS AND THERE MAY BE PETROLEUM, PRODUCED WATER, WASTE, OR OTHER SUBSTANCES OR MATERIALS LOCATED IN, ON OR UNDER THE PROPERTIES OR ASSOCIATED WITH THE ASSETS.  EQUIPMENT AND SITES INCLUDED IN THE ASSETS MAY CONTAIN ASBESTOS, NORM OR OTHER HAZARDOUS SUBSTANCES.  NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLS, MATERIALS AND EQUIPMENT AS SCALE, OR IN OTHER FORMS.  THE WELLS, MATERIALS AND EQUIPMENT LOCATED ON THE PROPERTIES OR INCLUDED IN THE ASSETS MAY CONTAIN NORM AND OTHER WASTES OR HAZARDOUS SUBSTANCES.

NORM CONTAINING MATERIAL AND/OR OTHER WASTES OR HAZARDOUS SUBSTANCES MAY HAVE COME IN CONTACT WITH VARIOUS ENVIRONMENTAL MEDIA, INCLUDING WATER, SOILS OR SEDIMENT.  SPECIAL PROCEDURES MAY BE REQUIRED FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION OR DISPOSAL OF ENVIRONMENTAL MEDIA, WASTES, ASBESTOS, NORM AND OTHER HAZARDOUS SUBSTANCES FROM THE ASSETS.

ARTICLE 7
COVENANTS OF THE PARTIES

Section 7.1                                      Access.

(a)                                  Between the Execution Date and the Closing Date, Seller will give Purchaser and its representatives access to the Assets (and to personnel and representatives of Seller responsible for the Assets at such times as Purchaser may reasonably request) and access to and the right to copy, at Purchaser’s sole cost, risk and expense, the Records (or originals thereof) in Seller’s possession, for the purpose of conducting a reasonable due diligence review of the Assets, but only to the extent that Seller may do so without violating any obligations to any Third Party and to the extent that Seller has the authority to grant such access without breaching any restriction binding on it; provided that Seller will use its reasonable commercial efforts to obtain authorization from Third Parties if required for Purchaser to review other Records or to gain access to any of the Assets.  Purchaser shall be entitled to conduct (i) a Phase I Environmental Site Assessment of the Assets and may conduct visual inspections and record reviews relating to the Assets, including their condition and compliance with Environmental Laws, and (ii) a Phase II Environmental Site Assessment of the Assets, subject to (A) receipt of Seller’s written permission (such permission not to be unreasonably withheld, conditioned or delayed) and (B) written protocol with Seller for the conduct of any such Phase II Environmental Site Assessment, prior to performing such actions.  Neither Purchaser nor its Representatives shall operate equipment or conduct any testing or sampling of soil, groundwater or other materials (including any testing or sampling for Hazardous Substances, Hydrocarbons or NORM) on or with respect to the Assets prior to Closing without first obtaining Seller’s written permission and protocol pursuant to the preceding sentence.  Purchaser shall abide by Seller’s, and any Third Party operator’s, safety rules, regulations, and operating policies (including the execution and delivery of any documentation or paperwork, e.g., boarding agreements or liability releases, required by Third Party operators with respect to Purchaser’s access to any of the Assets) while conducting its due diligence evaluation of the Assets.  Any conclusions made from any examination done by Purchaser shall result from Purchaser’s own independent review and judgment.

(b)                                 The access granted to Purchaser under this Section 7.1 shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets.  Purchaser shall coordinate its access rights of the Assets with Seller to reasonably minimize any inconvenience to or interruption of the conduct of business by Seller.  For any Property not operated by Seller, Seller will reasonably cooperate with Purchaser in contacting the Third Party operators of any such non-operated Property directly to arrange for access for purposes of Purchaser’s environmental assessment.

Purchaser shall provide Seller with at least forty-eight (48) hours’ written notice before the Assets are accessed pursuant to this Section 7.1, along with a description of the activities Purchaser intends to undertake.

(c)                                  Purchaser acknowledges that, pursuant to its right of access to the Assets, Purchaser will become privy to confidential and other information of Seller and that such confidential information (which includes Purchaser’s conclusions with respect to its evaluations) shall be held confidential by Seller and Purchaser in accordance with the terms of the Confidentiality Agreements and any applicable privacy Laws regarding personal information.

(d)                                 In connection with the rights of access, examination and inspection granted to Purchaser under this Section 7.1, (i) PURCHASER WAIVES AND RELEASES ALL CLAIMS AGAINST THE SELLER GROUP ARISING IN ANY WAY THEREFROM OR IN ANY WAY CONNECTED THEREWITH AND (ii) PURCHASER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS EACH OF THE SELLER GROUP AND THIRD PARTY OPERATORS FROM AND AGAINST ANY AND ALL DAMAGES ATTRIBUTABLE TO PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE, OR VIOLATION OF THE SELLER GROUP’S OR ANY THIRD PARTY OPERATOR’S RULES, REGULATIONS, OR OPERATING POLICIES, ARISING OUT OF, RESULTING FROM OR RELATING TO ANY FIELD VISIT OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER WITH RESPECT TO THE ASSETS, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW (EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) BY THE SELLER GROUP OR THIRD PARTY OPERATORS.

Section 7.2                                      Government Reviews.  In a timely manner, Seller and Purchaser shall (a) make all required filings, prepare all required applications and conduct negotiations with each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations.  Each Party shall reasonably cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications, and negotiations.  Without limiting the foregoing, if determined by the Parties to be necessary, within ten (10) Business Days following the execution by Purchaser and Seller of this Agreement, Purchaser and Seller will each prepare and simultaneously file with the DOJ and the FTC the notification and report form required by the HSR Act for the transactions contemplated by this Agreement, and request early termination of the waiting period thereunder.  Purchaser and Seller agree to respond promptly to any inquiries from the DOJ or the FTC concerning such filings and to comply in all material respects with the filing requirements of the HSR Act.  Purchaser and Seller shall cooperate with each other and shall promptly furnish all information to the other Party that is necessary in connection with Purchaser’s and Seller’s compliance with the HSR Act.  Purchaser and Seller shall keep each other fully advised with respect to any requests from or communications with the DOJ or FTC concerning such filings and shall consult with each other with respect to all responses thereto.  Seller and Purchaser shall use their reasonable efforts to take all actions reasonably necessary and appropriate in connection with any HSR Act filing to consummate the transactions consummated hereby.  All filing fees incurred in connection with the HSR Act filings made pursuant to this Section 7.2 shall be borne one-half by Seller and one-half by Purchaser.

Section 7.3                                      Public Announcements; Confidentiality.

(a)                                  Neither Seller nor Purchaser shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Party; provided, however, that the foregoing shall not restrict disclosures to the extent (i) necessary for a Party to perform this Agreement (including disclosure to Governmental Bodies or Third Parties holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transaction contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents), (ii) required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates or (iii) subject to Section 7.3(b), such Party has given the other Party a reasonable opportunity to review such disclosure prior to its release and no objection is raised; and provided, further, that, in the case of clauses (i) and (ii), each Party shall use its reasonable efforts to consult with the other Party regarding the contents of any such release or announcement prior to making such release or announcement.

(b)                                 Notwithstanding anything in Section 7.3(a) to the contrary, the Parties shall keep all information and data relating to this Agreement, and the transactions contemplated hereby, strictly confidential except for disclosures to Representatives of the Parties and any disclosures required to perform this Agreement; provided, however, that the foregoing shall not restrict disclosures that are required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates; and provided, further, that prior to making any such disclosures to Representatives or holders of preferential rights to purchase, the Party disclosing such information shall obtain an undertaking of confidentiality from each such party.

Section 7.4                                      Operation of Business.  Except as to the matters set forth on Schedule 7.4 or as otherwise approved by Purchaser, from the Execution Date until the Closing Date, Seller:

(a)                                  will conduct its business related to the Assets in the ordinary course consistent with Seller’s recent exploration and drilling program and other recent practices;

(b)                                 will not commit to any new operation reasonably anticipated by Seller to require future capital expenditures by the owner of the Assets in excess of [Redaction of dollar amount];

(c)                                  will not voluntarily terminate, materially amend, execute or extend any material agreements affecting the Assets;

(d)                                 will maintain insurance coverage on the Assets presently furnished by nonaffiliated Third Parties in the amounts and of the types presently in force;

(e)                                  will maintain in full force and effect all Leases that are presently producing in paying quantities;

(f)                                    will maintain all material permits, approvals, bonds and guaranties affecting the Assets, and make all filings that Seller is required to make under applicable Law with respect to the Assets;

(g)                                 will not transfer, sell, hypothecate, encumber or otherwise dispose of any material Properties or Equipment except for sales and dispositions of Hydrocarbons made in the ordinary course of business consistent with past practices; and

(h)                                 will not enter into an agreement with respect to any of the foregoing.

Requests for approval of any action restricted by this Section 7.4 shall be jointly delivered to the following individuals, whom together shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

[Redaction of personal information]	[Redaction of personal information]
Manager Eagleford Delivery Unit	VP Business Development
Talisman Energy USA	Statoil
4 Waterway Square, Suite 600	0246 Oslo
The Woodlands, Texas 77380	Norway
Fax: (281) 210-2101	Fax: +47 51 99 00 50
Email: [Redaction of personal information]	Email: [Redaction of personal information]

Purchaser’s approval of any action restricted by this Section 7.4 shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) after Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period.  In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

Section 7.5                                      Non-Solicitation of Employees.  From the Execution Date through the Closing Date, Purchaser will not, and will cause its Affiliates not to, directly or indirectly, solicit for employment or employ any officer or employee of Seller or its Affiliates with whom Purchaser or its Affiliates have had direct contact with as part of its evaluation, negotiation or consummation of the transactions contemplated herein without obtaining the prior written consent of Seller; provided, however, that the term “solicit for employment” shall not include general solicitations of employment not specifically directed towards employees of Seller or its Affiliates.

Section 7.6                                      Operatorship.  Within ten (10) Business Days after Closing, Seller shall send notices to co-owners of those Properties that Seller currently operates indicating that Seller is resigning as operator, effective upon the termination of the Transition Services Agreement, if executed, and recommending that Talisman, or, if Talisman so elects, Talisman’s designee, be elected as successor operator.  Seller makes no representations or warranties to Purchaser as to the transferability of operatorship of any Properties which Seller currently operates.  Rights and obligations associated with operatorship of the Properties are governed by operating agreements or similar agreements.

Section 7.7                                      Change of Name.  Within sixty (60) days after Closing, Purchaser shall eliminate the name “Enduring Resources, LLC” and any variants thereof from the Assets acquired pursuant to this Agreement and shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 7.8                                      Replacement of Bonds, Letters of Credit and Guaranties.  The Parties understand that none of the bonds, letters of credit and guaranties, if any, posted by Seller with Governmental Bodies or co-owners and relating to the Assets will be transferred to Purchaser.  Subject to the following sentence, promptly following Closing, but, as to Properties operated by Seller, in no event later than the transfer of operatorship of such Properties, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guaranties, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guaranties posted by Seller or to consummate the transactions contemplated by this Agreement.  In cases where replacements are necessary to prevent cancellation of those posted by Seller, prior to the time that each bond, letter of credit and guaranty, as applicable, needs to be replaced, Seller will notify Purchaser thereof in writing.

Section 7.9                                      Novation.  Promptly after the Execution Date, Seller will attempt to obtain executed counterparts of the Assignment and Novation Agreement for the Drilling Contracts from Pioneer Drilling Services, Ltd. and Nabors Drilling USA, LP, as applicable.  Purchaser shall cooperate with Seller in seeking to obtain such counterparts of the Assignment and Novation Agreement, and agrees to execute the Assignment and Novation Agreement and to replace, as part of such assignment and novation, any financial instruments (e.g., guaranties), insurance or similar assurances currently provided by Seller under the Drilling Contracts.  The Parties will deliver executed counterparts of the Assignment and Novation Agreement in respect of the Drilling Contracts on the Closing Date, as further described in Section 9.2(d) and Section 9.3(e).

Section 7.10                                Notification of Breaches.  Between the Execution Date and the Closing Date:

(a)                                  Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect, but without prejudice to Purchaser’s rights under Article 11.

(b)                                 Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect, but without prejudice to Seller’s rights under Article 11.

(c)                                  If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 9.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 7.11                                Amendment to Schedules.

(a)                                  As of the Closing Date, all Schedules to this Agreement, as applicable, shall be deemed amended and supplemented by Seller to include reference to any matter which results in an adjustment to the Purchase Price pursuant to Section 3.3 as a result of the removal under the terms of this Agreement of any of the Assets.

(b)                                 Prior to Closing, Seller shall have the right to supplement its Schedules relating to the representations and warranties set forth in Article 5 with respect to any matters discovered or occurring subsequent to the Execution Date; provided, however, that all such supplements shall be disregarded for purposes of (x) determining whether the condition to Purchaser’s obligation to close the transaction pursuant to Section 8.2(a) has been satisfied and (y) Seller’s indemnification obligations under Article 11.

Section 7.12                                Further Assurances.  After Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 7.13                                Additional Leases.

(a)                                  Following the Closing Date, Seller will transfer, and Purchaser will purchase and accept, each Additional Lease for which a Vesting Event has occurred during the Acquisition Period, subject to (x) Purchaser’s approval of title for the applicable Additional Leases and (y) the following provisions:

(i)                                     No later than fifteen (15) days following the end of each Calendar Quarter (with the fourth Calendar Quarter of 2010 being the first Calendar Quarter for which this Section 7.13 will apply), Seller will provide Purchaser with a written list of the Additional Leases for which a Vesting Event has occurred during the previous Calendar Quarter (“Quarterly Notice”).  The Quarterly Notice shall include reasonable full particulars identifying such Additional Leases and a computation of the total Acquisition Consideration to be paid therefor.

(ii)                                  Within fifteen (15) days of Seller’s delivery of such Quarterly Notice, a separate closing will be held at which (A) Seller shall convey the relevant Additional Leases to Purchaser and (B) Purchaser shall pay an amount equal to the Acquisition Consideration for each such Additional Lease.

(iii)                               For purposes of this Section 7.13, the first Calendar Quarter of the Acquisition Period (i.e., the fourth Calendar Quarter of 2010) shall be deemed to have commenced on the Execution Date and, as such, shall include those days between the Execution Date and December 31, 2010.

(iv)                              Following the conclusion of the Acquisition Period, the Parties shall not have any further obligations or commitments to each other regarding those Additional Leases, if any, for which Vesting Events did not occur during such period, except that Seller shall assign to Purchaser any remaining right it may have in any Additional Leases, without payment of any Acquisition Consideration by Purchaser.

(b)                                 The foregoing provisions of this Section 7.13 (i) shall not modify or otherwise affect the provisions in this Agreement regarding the determination of the Closing Payment or the Adjusted Purchase Price and (ii) shall be of no force or effect if the Closing does not occur.

(c)                                  The Assets shall not be deemed to include the Additional Leases for any purpose hereunder (other than Section 11.1, Section 11.2(a)(i), Section 11.2(b)(i) and Section 11.2(c)).

(d)                                 During the Acquisition Period, Seller will not, and will cause each of its managers, officers and current employees (and agents, brokers and other Persons acting on Seller’s behalf or on behalf of Seller’s managers, officers or current employees) not to, acquire any oil or gas lease or similar interest in the lands covered by the Leases or in lands adjacent thereto, except for (i) the acquisition of Additional Leases and (ii) in connection with Seller’s curing of a Title Defect.

Section 7.14                                Transition Services Agreement.  Between the Execution Date and the Closing Date, Purchaser will make a determination whether transition services are necessary with respect to the operation and maintenance of the Assets.  If Purchaser determines that such services are necessary, it will promptly notify Seller of such determination no later than ten (10) days prior to Closing, and the Seller and one or more of the other Parties will use their reasonable efforts to negotiate in good faith a form of Transition Services Agreement on terms that are mutually acceptable to the Parties to be executed at Closing by the Parties.

Section 7.15                                Third Party Sellers.

(a)                                  Seller has entered into certain arrangements with Third Party Sellers respecting the required sale of such Third Party Sellers’ interests in certain of the Leases to the Purchaser (“Drag-Along Sales”).  The Third Party Sellers, as well as their respective interests in the Wells, are set forth on Schedule 7.15(a).  The Third Party Sellers’ respective obligations to consummate the Drag-Along Sales have been triggered with the Parties’ execution of this Agreement.

(b)                                 Seller’s interests in the Development Leases and Wells specified in Schedule 4.2 and Exhibit A-2 includes the interests of the Third Party Sellers therein, and (i) for all purposes of Article 4, Article 5, Section 7.4(b), Section 7.4(e) and Section 7.4(f), the interests of the Third Party Sellers in such Properties shall be deemed to be interests owned by Seller and

(ii) for all other purposes in this Agreement, interests in Properties acquired at Closing by Purchaser from Third Party Sellers shall be deemed Assets acquired by Purchaser from Seller.

(c)                                  Purchaser shall have no liability whatsoever to the Third Party Sellers or otherwise in respect of their respective rights under any agreements between any Third Party Seller and Seller (“Third Party Sales Agreements”), or any of Seller’s obligations thereunder.  All rights of Seller under the Third Party Sales Agreements shall be deemed Excluded Assets hereunder, and all obligations and liabilities of Seller thereunder shall be deemed Retained Seller Obligations hereunder.

(d)                                 Nothing contained in this Agreement, any Third Party Sales Agreement or the transactions contemplated hereby or thereby (including actions taken pursuant hereto or thereto) shall be deemed to constitute Seller or Purchaser, on the one hand, and any Third Party Seller, on the other, as a partnership, association, joint venture or other kind of entity.

Section 7.16                                Indemnity Escrow.  [Redaction of indemnification matter]

ARTICLE 8
CONDITIONS TO CLOSING

Section 8.1                                      Seller’s Conditions to Closing.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Seller) on or prior to Closing of each of the following conditions precedent:

(a)                                  Representations.  The representations and warranties of each of Talisman and Statoil set forth in Article 6 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)                                 Performance.  Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)                                  No Action.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding by a third Person (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator;

(d)                                 Governmental Consents.  All material consents and approvals of any Governmental Body (including if previously determined pursuant to Section 7.2 to be necessary, those required by the HSR Act) required for the transfer of the Assets from Seller to Purchaser as contemplated under this Agreement, except consents and approvals by Governmental Bodies that are customarily obtained after closing (including Customary Post-Closing Consents), shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted; and

(e)                                  Title Defects and Casualty Losses.   The sum of (i) all Title Defect Amounts for which Purchaser has delivered to Seller a Title Defect Notice prior to the tenth (10th) Business Day before the date scheduled for Closing (other than Title Defect Amounts associated with any Title Defects disputed by Seller in good faith with reasonable grounds prior to the fifth (5th) Business Day before the date scheduled for Closing) and (ii) all Casualty Losses as of the tenth (10th) Business Day before the date scheduled for Closing shall not exceed [Redaction of percentage value] of the Unadjusted Purchase Price.

Section 8.2                                      Purchaser’s Conditions to Closing.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or wavier by Purchaser) on or prior to Closing of each of the following conditions precedent:

(a)                                  Representations.  The representations and warranties of Seller set forth in Section 5.1, Sections 5.7 through 5.18 and Section 5.20 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not, individually or in the aggregate, have a Material Adverse Effect (except to the extent that such representation or warranty is qualified in terms of materiality), provided, that solely for purposes of this Section 8.2(a), the phrase “within the four-year period prior to the Execution Date” in Section 5.15(c)(i) shall be disregarded, and the representations and warranties of Seller set forth in Sections 5.2 through 5.6 and Section 5.19 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)                                 Performance.  Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date, except, in the case of breaches of Section 7.4 and Section 7.6, for such breaches, if any, as would not, individually or in the aggregate, have a Material Adverse Effect (except to the extent such covenant or agreement is qualified in terms of materiality);

(c)                                  No Action.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding by a third Person (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator;

(d)                                 Governmental Consents.  All material consents and approvals of any Governmental Body (including if previously determined pursuant to Section 7.2 to be necessary, those required by the HSR Act) required for the transfer of the Assets from Seller to Purchaser as contemplated under this Agreement, except consents and approvals by Governmental Bodies that are customarily obtained after closing (including Customary Post-Closing Consents), shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted; and

(e)                                  Title Defects and Casualty Losses.  The sum of (i) all Title Defect Amounts for which Purchaser has delivered to Seller a Title Defect Notice prior to the tenth (10th) Business Day before the date scheduled for Closing (other than Title Defect Amounts associated with any Title Defects disputed by Seller in good faith with reasonable grounds prior to the fifth (5th) Business Day before the date scheduled for Closing) and (ii) all Casualty Losses as of the tenth (10th) Business Day before the date scheduled for Closing shall not exceed [Redaction of percentage value] of the Unadjusted Purchase Price.

ARTICLE 9
CLOSING

Section 9.1                                      Time and Place of Closing.  Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Latham & Watkins LLP, counsel to Seller, located at 717 Texas Avenue, Suite 1600, Houston, Texas 77002, at 10:00 a.m., Central Time, on December 8, 2010, or if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived, within five (5) Business Days of such conditions having been satisfied or waived, subject to the rights of the Parties under Article 10.  The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2                                      Obligations of Seller at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 9.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)                                  Counterparts of the Conveyances of the Assets, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller and, to the extent the Assets are held by any Third Party Seller, duly executed by such Third Party Seller, and, in each case, acknowledged before a notary public;

(b)                                 Counterparts of the Transition Services Agreement, if applicable, duly executed by Seller;

(c)                                  Counterparts of the Letter-in-lieu of Transfer Order covering the relevant Assets, duly executed by Seller;

(d)                                 Counterparts of the Assignment and Novation Agreement in respect of the Drilling Contracts (if obtained), duly executed by Seller;

(e)                                  A certificate duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been fulfilled;

(f)                                    A certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of (A) the certificate of formation of Seller, (B) the resolutions of the Board of Managers of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby and (C) any required approval by Seller’s members of this Agreement and the transactions contemplated hereby and (ii) certifying the incumbency and true signatures of the officers who execute this Agreement and any other agreement, certificate or document related hereto or executed in connection herewith on behalf of Seller;

(g)                                 An executed statement described in Treasury Regulation § 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code;

(h)                                 Where approvals are received by Seller pursuant to a filing or application under Section 7.2, copies of those approvals;

(i)                                     Possession of the Assets, subject to the Transition Services Agreement; and

(j)                                     All other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

Section 9.3                                      Obligations of Purchaser at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 9.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a)                                  A wire transfer in immediately available funds of the Closing Payment to the accounts designated by Seller, which designations shall be furnished to Purchaser no later than 48 hours prior to the Closing Date;

(b)                                 Counterparts of the Conveyances of the Assets, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Purchaser and acknowledged before a notary public;

(c)                                  Counterparts of the Transition Services Agreement, if applicable, duly executed by Purchaser;

(d)                                 Counterparts of the Letter-in-lieu of Transfer Order covering the relevant Assets, duly executed by Purchaser;

(e)                                  Counterparts of the Assignment and Novation Agreement in respect of the Drilling Contracts (if obtained), duly executed by Purchaser;

(f)                                    A certificate by an authorized officer of each of Talisman and Statoil, dated as of Closing, certifying on its behalf that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been fulfilled;

(g)                                 A certificate duly executed by the secretary or any assistant secretary of each of Talisman and Statoil, dated as of the Closing, (i) attaching, and certifying on its behalf as complete and correct, copies of (A) its certificate of incorporation or formation, bylaws or other organizational documents, each as in effect as of the Closing, (B) the resolutions of its Board of Directors (or body of similar power and authority) authorizing the execution, delivery, and performance by it of this Agreement and the transactions contemplated hereby and (C) any required approval by its shareholders or members, as applicable, of this Agreement and the transactions contemplated hereby and (ii) certifying the incumbency and true signatures of the officers who execute this Agreement and any other agreement, certificate or document related hereto or executed in connection herewith on behalf of Talisman or Statoil, as applicable;

(h)                                 Where approvals are received by Purchaser pursuant to a filing or application under Section 7.2, copies of those approvals;

(i)                                     Evidence of replacement bonds, guaranties and letters of credit pursuant to Section 7.8; and

(j)                                     All other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

Section 9.4                                      Closing Payment and Post-Closing Purchase Price Adjustments.

(a)                                  Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement estimating the initial Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 3.3.  The estimate delivered in accordance with this Section 9.4(a) less the Deposit shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the “Closing Payment”).

(b)                                 As soon as reasonably practicable after the Closing but not later than the later of (x) the 150th day following the Closing Date and (y) the date on which the Parties or the Title Arbitrator, as applicable, finally determines all Title Defect Amounts and Title Benefit Amounts under Section 4.4, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible, on actual credits, charges, receipts and other items before and after the Effective Date.  Seller shall, at Purchaser’s request, supply reasonable documentation available to support any credit, charge, receipt or other item.  As soon as reasonably practicable but not later than the 60th day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement.  Seller may deliver a written report to Purchaser during this same period reflecting any changes that Seller proposes to be made to such statement as a result of additional information received after the statement was prepared.  The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than 255 days after the Closing Date; provided, however, that if the date on which the Parties or the Title Arbitrator, as applicable, finally determines all Title Defect Amounts and Title Benefit Amounts under Section 4.4 is later than the 150th day following the Closing Date, such 255 day period shall be extended the same number of days that such final determination occurs beyond the 150th day following the Closing Date.  In the event that the Parties cannot reach agreement within such period of time, either Party may refer the remaining matters in dispute to the Denver office of Ehrhardt Keefe Steiner & Hottman PC for review and final determination by arbitration.  The accounting firm shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The accounting firm’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal.  In determining the proper amount of any adjustment to the Unadjusted Purchase Price, the accounting firm shall not increase the Unadjusted Purchase Price more than the increase proposed by Seller nor decrease the Unadjusted Purchase Price more than the decrease proposed by Purchaser, as applicable.  The accounting firm shall act as an independent neutral expert for the limited purpose of determining the specific disputed matters submitted by the Parties and may not award damages or penalties to the Parties with respect to any matter.  Seller and Purchaser shall bear its own legal fees and other costs of presenting its case.  Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the accounting firm.  Within ten (10) days after the earlier of (i) the expiration of Purchaser’s 60-day review period without delivery of any written report or (ii) the date on which the Parties finally determine the Adjusted Purchase Price or the accounting firm finally determines the disputed matters, as applicable, (A) Purchaser shall pay to Seller the amount by which the Adjusted Purchase Price (after deducting the Deposit amount) exceeds the Closing Payment or (B) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price (after deducting the Deposit amount), as applicable.  Any post-closing payment pursuant to this Section 9.4(b) shall bear interest from the Closing Date to the date of payment at the Prime Rate.

(c)                                  Purchaser shall assist Seller in the preparation of the final statement of the Adjusted Purchase Price under Section 9.4(b) by furnishing invoices, receipts, reasonable access to personnel, and such other assistance as may be requested by Seller to facilitate such process post-Closing.

(d)                                 All payments made or to be made under this Agreement to Seller shall be made by electronic transfer of immediately available funds to the accounts designated by Seller.  All payments made or to be made hereunder to Purchaser shall be by electronic transfer or immediately available funds to a bank and account specified by Purchaser in writing to Seller.

ARTICLE 10
TERMINATION

Section 10.1                                Termination.  This Agreement may be terminated at any time prior to Closing: (a) by the mutual prior written consent of Seller and Purchaser; or (b) by either Purchaser or Seller if Closing has not occurred on or before December 31, 2010, or such later date as shall be mutually agreed; provided, however, that no Party shall be entitled to terminate this Agreement under Section 10.1(b) if the Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its covenants or agreements hereunder.

Section 10.2                                Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the Confidentiality Agreements and the provisions of Section 5.6, Section 6.5, Section 7.1(d), Section 7.3, Article 10, Article 13 and Appendix A, which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.  Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 10.1 shall not relieve either Party, subject to Section 13.11, from liability for any willful or negligent failure to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing.

Section 10.3                                Distribution of Deposit Upon Termination.

(a)                                  If Seller terminates this Agreement under Section 10.1(b), and Purchaser has negligently or willfully failed to perform or observe its covenants and agreements or is in breach of its representations and warranties hereunder, or Closing has otherwise not occurred as a result of an act or omission of Purchaser (other than an act or omission expressly permitted by this Agreement), Seller shall be entitled, as liquidated damages for lost opportunities (and not as a penalty), to receive the Deposit from the Escrow Agent, together with any interest or income thereon, and to retain the Deposit free of any claims by Purchaser or any other Person, which shall be Seller’s sole remedy upon such termination.  In such event, Seller shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any party without any restriction under this Agreement.

(b)                                 If this Agreement is terminated for any reason other than the reasons set forth in Section 10.3(a), the Escrow Agent shall deliver to Purchaser the Deposit and any interest accrued thereon, free of any claims by Seller or any other Person with respect thereto.

ARTICLE 11
ASSUMPTION; INDEMNIFICATION

Section 11.1                                Assumption by Purchaser.  Without limiting Purchaser’s rights to indemnity under Section 11.2 and Purchaser’s remedy for Title Defects in Article 4, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the Assumed Purchaser Obligations.

Section 11.2                                Indemnification.

(a)                                  From and after Closing, Talisman shall indemnify, defend and hold harmless the Seller Group from and against all Damages incurred, suffered by or asserted against such Persons:

(i)                                     caused by or arising out of or resulting from the Assumed Purchaser Obligations (including, for purposes of certainty, Environmental Liabilities under CERCLA);

(ii)                                  caused by or arising out of or resulting from Talisman’s breach of any of Purchaser’s covenants or agreements contained in Article 7; or

(iii)                               caused by or arising out of or resulting from any breach of any representation or warranty made by Talisman contained in Sections 6.1 through 6.13 of this Agreement or in the certificate delivered by Talisman at Closing pursuant to Section 9.3(f);

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF THE SELLER GROUP, but excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 11.2(c).

(b)                                 From and after Closing, Statoil shall indemnify, defend and hold harmless the Seller Group from and against all Damages incurred, suffered by or asserted against such Persons:

(i)                                     caused by or arising out of or resulting from the Assumed Purchaser Obligations (including, for purposes of certainty, Environmental Liabilities under CERCLA);

(ii)                                  caused by or arising out of or resulting from Statoil’s breach of any of Purchaser’s covenants or agreements contained in Article 7; or

(iii)                               caused by or arising out of or resulting from any breach of any representation or warranty made by Statoil contained in Sections 6.14 through 6.26 of this Agreement or in the certificate delivered by Statoil at Closing pursuant to Section 9.3(f);

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF THE SELLER GROUP, but excepting in each case Damages against which Seller would be required to indemnify Statoil under Section 11.2(c).

(c)                                  From and after Closing, Seller shall indemnify, defend and hold harmless the Purchaser Group from and against all Damages incurred, suffered by or asserted against such Persons:

(i)                                     caused by or arising out of or resulting from the Retained Seller Obligations;

(ii)                                  caused by or arising out of or resulting from Seller’s breach of Seller’s covenants or agreements contained in Article 7;

(iii)                               caused by or arising out of or resulting from any breach of any representation or warranty made by Seller contained in Article 5 (other than in Section 5.15), or in the certificate delivered by Seller at Closing pursuant to Section 9.2(e) (provided, however, for purposes of the preceding indemnity, the representations and warranties in Section 5.8 qualified by “knowledge of Seller”, “to Seller’s knowledge”, materiality or Material Adverse Effect or with any similar knowledge or materiality qualifications shall be deemed to have been made without such qualifications); or

(iv)                              subject to the Environmental Threshold, caused by or arising out of or resulting from any breach of any representation or warranty made by Seller contained in Section 5.15 (provided, however, for purposes of the preceding indemnity, such representations and warranties qualified by “knowledge of Seller”, “to Seller’s knowledge” or with any similar knowledge qualifications shall be deemed to have been made without such qualifications);

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF THE PURCHASER GROUP, but excepting in each case Damages against which Talisman and Statoil would be required to indemnify Seller under Sections 11.2(a) and 11.2(b), respectively.

(d)                                 Notwithstanding anything to the contrary contained in this Agreement, this Section 11.2 contains the Parties’ exclusive remedies against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties in Article 5, Article 6 and Article 7 and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Section 9.2(e) or Section 9.3(g), as applicable.  Except for the remedies contained in this Section 11.2, Section 10.2, and Section 10.3, and (subject to Section 13.11) any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Article 5, Article 6 and Article 7, SELLER AND PURCHASER EACH RELEASE, REMISE AND FOREVER DISCHARGE THE OTHER AND ITS AFFILIATES AND ALL SUCH PARTIES’ OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS AND OTHER REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH SUCH PARTIES MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF (i) THIS AGREEMENT, (ii) SELLER’S OWNERSHIP, USE OR OPERATION OF THE ASSETS OR (iii) THE CONDITION, QUALITY, STATUS OR NATURE OF THE ASSETS, INCLUDING RIGHTS TO CONTRIBUTION UNDER CERCLA OR ANY OTHER ENVIRONMENTAL LAW, (iv) BREACHES OF STATUTORY OR IMPLIED WARRANTIES, (v) NUISANCE OR OTHER TORT ACTIONS, (vi) RIGHTS TO PUNITIVE DAMAGES AND COMMON LAW RIGHTS OF CONTRIBUTION, (vii) RIGHTS UNDER AGREEMENTS BETWEEN SELLER AND ANY PERSONS WHO ARE AFFILIATES OF SELLER AND (viii) SUBJECT TO SECTION 4.7(b), RIGHTS UNDER INSURANCE MAINTAINED BY SELLER OR ANY PERSON WHO IS AN AFFILIATE OF SELLER, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY RELEASED PERSON (BUT NOT SUCH RELEASED PERSON’S WILLFUL MISCONDUCT OR GROSS NEGLIGENCE).

(e)                                  The indemnity of each Party provided in this Section 11.2 shall be for the benefit of and extend to each Person included in the Seller Group and the Purchaser Group, as applicable; provided, however, that any claim for indemnity under this Section 11.2 by any such Person must be brought and administered by a Party to this Agreement.  No Indemnified Person (including any Person within the Seller Group and the Purchaser Group) other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of this Section 11.2 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 11.2(e).  Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

Section 11.3                                Indemnification Actions.  All claims for indemnification under Section 11.2 shall be asserted and resolved as follows:

(a)                                  For purposes hereof, (i) the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person or Persons having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11 and (ii) the term “Indemnified Person” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Person or Persons pursuant to this Article 11.

(b)                                 To make a claim for indemnification under Section 11.2, an Indemnified Person shall notify the Indemnifying Person of its claim under this Section 11.3, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Third Person Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third Person Claim and shall enclose a copy of all papers (if any) served with respect to the Third Person Claim; provided that the failure of any Indemnified Person to give notice of a Third Person Claim as provided in this Section 11.3 shall not relieve the Indemnifying Person of its obligations under Section 11.2 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Third Person Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Third Person Claim.  In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c)                                  In the case of a claim for indemnification based upon a Third Person Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Third Person Claim under this Article 11.  If the Indemnifying Person does not notify the Indemnified Person within such 30-day period whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed to have denied such indemnification obligation hereunder.  The Indemnified Person is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d)                                 If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Person Claim.  The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Third Person Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person).  The Indemnified Person may at its own expense participate in, but not control, any defense or settlement of any Third Person Claim controlled by the Indemnifying Person pursuant to this Section 11.3(d).  An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Third Person Claim or consent to the entry of any judgment with respect thereto which (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Third Person Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e)                                  If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Third Person Claim, then the Indemnified Person shall have the right to defend against the Third Person Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation and assume the defense of the Third Person Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Person has not yet admitted its obligation to provide indemnification with respect to a Third Person Claim, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation to provide indemnification with respect to the Third Person Claim and (ii) if its obligation is so admitted, reject, in its reasonable judgment, the proposed settlement.  If the Indemnified Person settles any Third Person Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation in writing and assumed the defense of a Third Person Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f)                                    In the case of a claim for indemnification not based upon a Third Person Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such indemnification.  If the Indemnifying Person does not notify the Indemnified Person within such 30-day period that it has cured the Damages or that it disputes the claim for such indemnification, the Indemnifying Person shall be conclusively deemed obligated to provide such indemnification hereunder.

Section 11.4                                Limitation on Actions.

(a)                                  The representations and warranties of the Parties in Article 5 and Article 6 and the covenants and agreements of the Parties in Article 7 and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Section 9.2(e) and Section 9.3(g), as applicable, shall survive the Closing for a period of twelve (12) months (unless a shorter period is expressly provided within the applicable Section), except that (i) the representations and warranties in Section 5.2, Section 5.3, Section 5.4, Section 5.5, Section 5.6, Section 5.19, Section 6.1, Section 6.2, Section 6.3, Section 6.4, Section 6.5, Section 6.13, Section 6.14, Section 6.15, Section 6.16, Section 6.17, Section 6.18, Section 6.19, Section 6.27 and Section 6.28 shall survive indefinitely, (ii) the representations and warranties in Section 5.8 shall survive Closing until the applicable statute of limitations closes the taxable year to which the subject Taxes relate, (iii) the covenants and agreements in Sections 7.13(a) and 7.13(b) shall survive for the Acquisition Period and (iv) the covenants and agreements, as applicable, in Section 7.1(d), Section 7.3, Section 7.7, Section 7.8, Section 7.12 and Section 7.13(c) shall survive indefinitely.  The remainder of this Agreement (including the disclaimers in Section 5.20) shall survive the Closing without time limit except (A) as may otherwise be expressly provided herein and (B) for the provisions of Article 12, which shall survive Closing until the applicable statute of limitations closes the taxable year to which the subject Taxes relate.  Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b)                                 The indemnities in Section 11.2(a)(ii), Section 11.2(a)(iii), Section 11.2(b)(ii), Section 11.2(b)(iii), Section 11.2(c)(ii), Section 11.2(c)(iii) and Section 11.2(c)(iv) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification thereunder, except in each case as to matters for which a Claim Notice for indemnity has been delivered to the Indemnifying Person on or before such termination date.  The indemnities in Section 11.2(a)(i), Section 11.2(b)(i) and Section 11.2(c)(i) shall continue without time limit.

(c)                                  Seller shall not have any liability for any indemnification under Section 11.2(c)(iii) until and unless the aggregate amount of the liability for all Damages for which Claim Notices are delivered by Purchaser exceeds [Redaction of percentage value] of the Unadjusted Purchase Price, and then only to the extent that such Damages exceed [Redaction of percentage value] of the Unadjusted Purchase Price; provided, however, that the foregoing shall not be applicable to breaches of those representations and warranties in Section 5.8, Section 5.13 or that survive without time limit.

(d)                                 Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify the Purchaser Group under this Article 11 for aggregate Damages (excluding Damages arising from any breach of the representations and warranties set forth in Section 5.8) in excess of [Redaction of percentage value] of the Unadjusted Purchase Price.  For clarity, this Section 11.4(d) shall not apply for any purpose with respect to Damages arising from any breach of the representations and warranties set forth in Section 5.8.

(e)                                  The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds, if any, realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).

(f)                                    Purchaser shall not be entitled to indemnification or any other remedy under this Agreement with respect to any Damages or other liability, loss, cost, expense, claim, award or judgment attributable to or arising out of the actions of Purchaser as operator of any of the Properties.

(g)                                 In no event shall any Indemnified Person be entitled to duplicate compensation with respect to the same Damage, liability, loss, cost, expense, claim, award or judgment under more than one provision of this Agreement and the various documents delivered in connection with the Closing.

ARTICLE 12
TAX MATTERS

Section 12.1                                Tax Filings.  From the Effective Date through the Closing Date, Seller shall be responsible for filing with the Tax authorities the applicable Tax Returns for Property Taxes which are required to be filed on or before the Closing Date and paying the Taxes reflected on such Tax Returns as due and owing (provided that to the extent such Taxes relate to the periods from and after the Effective Date, such payment shall be on behalf of Purchaser, and promptly following the Closing Date, Purchaser shall pay to Seller any such Taxes; but only to the extent that such amounts have not already been accounted for under Section 3.3).  Purchaser shall be responsible for the filing with the appropriate taxing authorities the applicable Tax Returns for all Property Taxes beginning on or after the Closing Date and paying the Taxes reflected on such Tax Returns as due and owing; provided, however, that in the event that Seller is required by applicable Law to file a Tax Return with respect to such Taxes after the Closing Date which includes all or a portion of a Tax period for which Purchaser is liable for such Taxes, following Seller’s request, Purchaser shall promptly pay to Seller all such Taxes allocable to the period or portion thereof beginning on or after the Effective Date (but only to the extent that such amounts have not already been accounted for under Section 3.3), whether such Taxes arise out of the filing of an original return or a subsequent audit or assessment of Taxes; and further provided that in the event that Purchaser is required by applicable Tax Law to file a Tax Return with respect to such Taxes after the Closing Date which includes all or a portion of a Tax period for which Seller is liable for such Taxes, following Purchaser’s request, Seller shall promptly pay to Purchaser all such Taxes allocable to the period or portion thereof before the Effective Date (but only to the extent that such amounts have not already been accounted for under Section 3.3), whether such Taxes arise out of the filing of an original return or a subsequent audit or assessment of Taxes.  Seller shall be entitled to all Tax credits and Tax refunds which relate to any such Taxes allocable to any Tax period, or portion thereof, ending before the Effective Date.  Purchaser shall be entitled to all Tax credits and Tax refunds which relate to any such Taxes allocable to any Tax period, or portion thereof, beginning on or after the Effective Date.

Section 12.2                                Current Tax Period Taxes.  Property Taxes assessed against the Assets with respect to the Tax period in which the Effective Date occurs (the “Current Tax Period”), but excluding Property Taxes which are based on quantity of or the value of production of Hydrocarbons, shall be apportioned between Seller and Purchaser as of the Effective Date with (a) Seller being obligated to pay a proportionate share of the actual amount of such Taxes for the Current Tax Period determined by multiplying such actual Taxes by a fraction, the numerator of which is the number of days in the Current Tax Period prior to the Effective Date and the denominator of which is the total number of days in the Current Tax Period and (b) Purchaser being obligated to pay a proportionate share of the actual amount of such Taxes for the Current Tax Period determined by multiplying such actual Taxes by a fraction, the numerator of which is the number of days (including the Closing Date) in the Current Tax Period on and after the Effective Date and the denominator of which is the total number of days in the Current Tax

Period.  As described in Section 2.4(g), Property Taxes which are based on quantity of or the value of production of Hydrocarbons shall be apportioned between Seller and Purchaser based on the number of units or value of production actually produced, as applicable, before, and at or after, the Effective Date. In the event that Purchaser or Seller makes any payment for which it is entitled to reimbursement under this Article 12, the applicable Party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of the reimbursement.

Section 12.3                                Purchase Price Adjustments.  The Unadjusted Purchase Price shall be increased pursuant to Section 3.3 by (or Purchaser shall otherwise reimburse Seller for) the amount of Property Taxes imposed on the ownership of the Assets or the production of Hydrocarbons produced from such Assets for all Tax periods or portions thereof ending on or before the Closing Date that Seller or its Affiliates have paid or pay on behalf of other working interest owners, royalty interest owners, overriding royalty interest owners and other interests owners in such Assets and that have not been recouped by Seller before the Closing Date from such other working interest owners, royalty interest owners, overriding royalty interest owners and other interest owners in such Assets.  Notwithstanding anything to the contrary (including Section 2.4(f)), to the extent that Purchaser receives any Tax refund to which Seller is entitled as described above, or any recoupment of Taxes described in the preceding sentence, it shall immediately pay such amount to Seller to the extent the Purchase Price has not been increased pursuant to Section 3.3 on account thereof.

Section 12.4                                Characterization of Certain Payments.  The Parties agree that any payments made pursuant to this Article 12, Article 11 or Section 9.4 shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Law.

ARTICLE 13
MISCELLANEOUS

Section 13.1                                Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.  Either Party’s delivery of an executed counterpart signature page by facsimile (or email) is as effective as executing and delivering this Agreement in the presence of the other Party.  No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 13.2                                Notice.  All notices and other communications which are required or may be given pursuant to this Agreement must be given in writing, in English and delivered personally, by courier, by telecopy or by registered or certified mail, postage prepaid and, if to Purchasers, to each of Talisman and Statoil, as follows:

If to Seller:

Enduring Resources, LLC
475 17th Street, Suite 1500
Denver, Colorado 80202
Attn: [Redaction of personal information]
Facsimile: (303) 573-0461

With a copy to:

Enduring Resources, LLC
475 17th Street, Suite 1500
Denver, Colorado 80202
Attn: [Redaction of personal information]
Facsimile: (303) 573-0461

With a copy to:

Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
Attn: [Redaction of personal information] and
          [Redaction of personal information]
Facsimile: (713) 546-5401

If to Purchaser:

Talisman Energy USA Inc.
50 Pennwood Place
Warrendale, Pennsylvania 15086
Attn: [Redaction of personal information]
Facsimile: (724) 814-5301

and:

Statoil Texas Onshore Properties LLC

2103 City West Blvd., Suite 800
Houston, Texas 77042

Attn: Statoil USM President

Facsimile: (713) 918-8290

With a copy to:

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street
Houston, Texas 77002
Attn:  [Redaction of personal information]
Facsimile:  (713) 236-0822

Either Party may change its address for notice by notice to the other Party in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 13.3                                Tax, Recording Fees, Similar Taxes & Fees.  Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer taxes (including any penalties, interest or additional amounts which may be imposed with respect thereto), recording fees and similar taxes (including any penalties, interest or additional amounts which may be imposed with respect thereto) and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby, but in no event shall Purchaser be obligated to pay any income tax (including any penalties, interest or additional amounts which may be imposed with respect thereto) or franchise tax (including any penalties, interest or additional amounts which may be imposed with respect thereto) of Seller arising out of the transactions consummated under this Agreement.  If such transfers or transactions are exempt from any such taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser will timely furnish to Seller such certificate or evidence.  Except as otherwise provided herein, all costs and expenses (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

Section 13.4                                Governing Law; Jurisdiction.

(a)                                  THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW WHICH WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b)                                 THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN HARRIS COUNTY, TEXAS AND APPROPRIATE APPELLATE COURTS THEREFROM, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE, CONTROVERSY OR CLAIM MAY BE HEARD AND DETERMINED IN SUCH COURTS.  THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH

DISPUTE, CONTROVERSY OR CLAIM (EXCEPT TO THE EXTENT A DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR IN CONNECTION WITH THE ALLOCATION OF THE PURCHASE PRICE PURSUANT TO SECTION 3.2(b) OR THE DETERMINATION OF ANY TITLE DEFECT OR TITLE BENEFIT PURSUANT TO ARTICLE 4) BROUGHT IN ANY SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE, CONTROVERSY OR CLAIM.  EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

(c)                                  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 13.5                                Waivers.  Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by such Party and expressly identified as a waiver, but not in any other manner.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 13.6                                Assignment.

(a)                                  No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party (which consent may be withheld for any reason) and any assignment or delegation made without such consent shall be void; provided, however, that either Person comprising Purchaser shall be entitled to assign its rights and obligations under this Agreement to one or more Controlled Affiliates; provided further that the assigning Party guarantees the obligations hereunder of such Controlled Affiliate(s); and provided further, however, that as of the date of such assignment, the representations and warranties set out in Article 6 that apply to the assigning Party are true in all material respects as to the assignee.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

(b)                                 Notwithstanding the foregoing, at any time prior to the tenth (10th) Business Day before the date scheduled for Closing, Seller may (i) organize under the Laws of the State of Delaware a limited liability company, as a wholly subsidiary of Seller, which must be a “disregarded entity” for U.S. federal income Tax purposes (“Seller Sub”); and (ii) contribute all of the Assets to Seller Sub pursuant to an instrument of conveyance substantially similar to the form of the Conveyance, and other instruments in form and substance reasonably acceptable to Purchaser (the “Contribution”).  In connection with the Contribution, the Parties agree to negotiate in good faith an amendment to this Agreement that would provide for (x) the sale by Seller to Purchaser at the Closing of all of the membership interests in Seller Sub; (y) customary Seller representations, warranties, covenants and indemnities with respect to Seller Sub and

Seller’s title to its membership interests therein, including representations, warranties, covenants and indemnities with respect to Tax matters customary for transactions involving the sale of equity interests in a “disregarded entity” for U.S. federal income Tax purposes; and (z) such other matters as may be agreed by the Parties, acting reasonably.

Section 13.7                                Entire Agreement.  This Agreement (including, for purposes of certainty, the Appendix, Exhibits and Schedules attached hereto), the documents to be executed hereunder, the Confidentiality Agreements and each Parent Guaranty constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 13.8                                Amendment.  This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

Section 13.9                                No Third Party Beneficiaries.  Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided in Section 7.1(d) and Section 11.2(e) to the Persons described therein.

Section 13.10                          Construction.  The Parties acknowledge that (a) Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby, (b) this Agreement is the result of arms-length negotiations from equal bargaining positions and (c) Seller and Purchaser and their respective counsel participated in the preparation and negotiation of this Agreement.  Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

Section 13.11                          Limitation on Damages.  NOTWITHSTANDING ANYTHING TO THE CONTRARY, EXCEPT IN CONNECTION WITH ANY DAMAGES INCURRED BY THIRD PARTIES FOR WHICH INDEMNIFICATION IS SOUGHT UNDER THE TERMS OF THIS AGREEMENT, NONE OF PURCHASER, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE ENTITLED TO CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE OR EXEMPLARY DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND, EXCEPT AS OTHERWISE PROVIDED IN THIS SENTENCE, EACH OF PURCHASER AND SELLER, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES, HEREBY EXPRESSLY WAIVES ANY RIGHT TO CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE OR EXEMPLARY DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.12                          Recording.  As soon as practicable after Closing, Purchaser shall record the Conveyances and other assignments, if any, delivered at Closing in the appropriate counties as well as with any appropriate Governmental Bodies and provide Seller with copies of all recorded or approved instruments.

Section 13.13                          Conspicuous.  SELLER AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

Section 13.14                          Time of Essence.  This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed.  For this reason, each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds.  Without limiting the foregoing, time is of the essence in this Agreement.  If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 13.15                          Delivery of Records.  Seller, at Purchaser’s cost and expense, and subject to the Transition Services Agreement, shall deliver the Records to Purchaser within thirty (30) days following Closing.

Section 13.16                          Severability.  The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement which is manifestly unjust.

Section 13.17                          Specific Performance.  The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and the Parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy available at law or in equity.

Section 13.18                          Purchaser Liability.  Notwithstanding anything to the contrary in this Agreement, the Parties agree that, (a) prior to and at Closing, Talisman and Statoil shall be jointly and severally liable for Purchaser’s obligations and liabilities under this Agreement and (b) after Closing, Talisman and Statoil shall be severally, but not jointly, liable (each for its respective 50% interest) for Purchaser’s obligations and liabilities (other than the obligations set out in Section 9.4(b), for which Talisman and Statoil shall remain jointly and severally liable).

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the date first above written.

SELLER:

Enduring Resources, LLC

By:	“Barth E. Whitham”
Name: Barth E. Whitham
Title: President and Chief Executive Officer

PURCHASER:

Talisman Energy USA Inc.

By:	“Andrew Patterson”
Name: Andrew Patterson
Title: Vice President, Marcellus Delivery Unit

Statoil Texas Onshore Properties LLC

By:	“Andrew B. Winkle”
Name: Andrew B. Winkle
Title: Vice President

[Signature Page — Purchase and Sale Agreement]

APPENDIX A

ATTACHED TO AND MADE A PART OF THAT

CERTAIN PURCHASE AND SALE AGREEMENT, DATED AS OF OCTOBER 8, 2010, BY AND BETWEEN SELLER AND PURCHASER

DEFINITIONS

“Acquisition Consideration” means the price per Net Mineral Acre specified below:

(i)                                     in the case of the options set forth on Schedule 7.13:

[Redaction of pricing information]

(ii)                                  in all other cases:

[Redaction of pricing information]

“Acquisition Period” means the period commencing on the Execution Date and ending on December 31, 2013.

“Actual Knowledge” has the meaning set forth in Section 5.1(a).

“Additional Leases” means the Top Leases.

“Adjusted Purchase Price” has the meaning set forth in Section 3.3.

“Adverse Environmental Condition” means any contamination or condition exceeding regulatory limits and not otherwise authorized by Permit or Law, resulting from any discharge, release, production, storage, treatment, seepage, escape, leakage, emission, emptying, leaching or any other activities on, in or from any Property, or the migration or transportation from other lands to any Property, of any Hazardous Substances that require Remediation pursuant to any current federal, state or local Laws, including, but not limited to, the Environmental Laws, or that require Remediation under the terms of any Leases.

“AFEs” means authorization for expenditures issued pursuant to a Contract.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Aggregate Benefit Deductible” has the meaning set forth in Section 4.5(b)(ii).

“Aggregate Defect Deductible” has the meaning set forth in Section 4.5(b)(i).

“Agreement” has the meaning set forth in Preamble of this Agreement.

“Allocated Value” has the meaning set forth in Section 3.4.

“Arbitration Decision” has the meaning set forth in Section 4.4(d).

Appendix A-1

“Area Dedication” means that certain dedication of leases and wells under the Gas Gathering and Treating Agreement dated January 18, 2008 between Enduring Resources, LLC and Edwards Lime Gathering LLC.

“Assets” has the meaning set forth in Section 2.2.  For the avoidance of doubt, (i) all interests in Leases acquired by Purchaser from Third Party Sellers and (ii) all interests described on Schedule 4.2 are for all purposes “Assets” hereunder.

“Assignment and Novation Agreement” means the Assignment and Novation Agreement attached hereto as Exhibit E.

“Assumed Purchaser Obligations” means (i) all obligations and liabilities of Seller (including Environmental Liabilities), known or unknown, with respect to or arising from the Assets, other than the Retained Seller Obligations, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Date, including obligations and liabilities relating in any manner to the use, ownership or operation of the Assets, including obligations to (a) furnish makeup gas and/or settle Imbalances attributable to the Assets according to the terms of applicable gas sales, processing, gathering or transportation Contracts, (b) pay working interests, royalties, overriding royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from the Assets, (c) pay the proportionate share attributable to the Assets to properly plug and abandon any and all Wells, including temporarily abandoned Wells, (d) pay the proportionate share attributable to the Assets to dismantle or decommission and remove any property and other property of whatever kind related to or associated with operations and activities conducted by whomever on the Assets, (e) pay the proportionate share attributable to the Assets to abandon, clean up, restore and/or remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws, (f) pay the proportionate share attributable to the Assets to perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and the Contracts, or as required by any Law including the payment of all Taxes for which Purchaser is responsible hereunder and (g) comply with the terms of the Area Dedication, (ii) all obligations under the Drilling Contracts and (iii) the matters set forth on Schedule 11.1; but excluding, in all such instances, (A) prior to the Cut-off Date, the downward adjustments set forth in Section 3.3(b), which will be exclusively settled and accounted for pursuant to the terms of Section 3.3(b) and Section 9.4 and (B) matters that are subject to indemnification pursuant to Section 11.2(c)(iii) and 11.2(c)(iv) (for the survival period of each of such indemnities).

“Business Day” means each calendar day except Saturdays, Sundays, and Federal holidays.

“Calendar Quarter” means the period of three consecutive calendar months ending on March 31, June 30, September 30 or December 31, as the case may be, of each year.

“Casualty Loss” has the meaning set forth in Section 4.7(a).

“Central Time” means the central standard time zone of the United States of America.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et _seq., as amended.

Appendix A-2

“Chandler Well” means the Chandler 2 well (Well No. TX0212.01), located in Karnes County, Texas, identified as API No. 4225531528.

“Claim Notice” has the meaning set forth in Section 11.3(b).

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Payment” has the meaning set forth in Section 9.4(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreements” means that certain (i) Confidentiality Agreement dated August 9, 2010 between Talisman and Seller and (ii) Confidentiality Agreement dated August 25, 2010 between Statoil and Seller.

“Contracts” has the meaning set forth in Section 2.2(e).

“Contribution” has the meaning set forth in Section 13.6(b).

“Control” means the ability to direct the management and policies of a Person through ownership of voting shares or other equity rights, pursuant to a written agreement, or otherwise.  The terms “Controls” and “Controlled by” and other derivatives shall be construed accordingly.

“Controlled Affiliate” means any of (i) an Affiliate of Talisman Energy that is Controlled by Talisman Energy, and organized under the Laws of the State of Delaware (“Talisman Controlled Affiliate”); (ii) an Affiliate of Statoil ASA that is Controlled by Statoil ASA, and organized under the Laws of the State of Delaware (“Statoil Controlled Affiliate”); or (iii) a Person, organized under the Laws of the State of Delaware, all of the equity interests in which are owned by one or more Talisman Controlled Affiliates, on the one hand, and one or more Statoil Controlled Affiliates, on the other, in the respective aggregate percentage interests of 50% each.

“Conveyance” means the Conveyance attached hereto as Exhibit B.

“COPAS” has the meaning set forth in Section 2.5(a).

“Cure Period” has the meaning set forth in Section 4.2(b).

“Current Tax Period” has the meaning set forth in Section 12.2.

“Customary Post-Closing Consents” means the consents and approvals from Governmental Bodies for the assignment of the Assets to Purchaser that are customarily obtained after the assignment of properties similar to the Assets.

“Cut-off Date” has the meaning set forth in Section 3.3.

Appendix A-3

“Damages” means the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Person (to be indemnified under this Agreement) arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that the term “Damages” shall not include (i) loss of profits or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (except as otherwise provided herein), (ii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or to the extent increased by the actions or omissions of any Indemnified Person after the Closing Date and (iii) only in the case of claims under Section 11.2(a)(iii), Section 11.2(b)(iii) or Section 11.2(c)(iii) (excluding claims for breach of representations and warranties set forth in Section 5.8), any liability, loss, cost, expense, claim, award or judgment that does not individually exceed [Redaction of dollar amount].

“Defensible Title” means that title of Seller with respect to the Development Leases and Wells, as applicable, that:

(i)                                     entitles Seller to receive Hydrocarbons within, produced, saved and marketed from the Development Leases, Wells and Units throughout the duration of the productive life of such Development Leases, Wells and Units (after satisfaction of all royalties, overriding royalties, net profits interests or other similar burdens paid to Third Parties on or measured by production of Hydrocarbons, hereinafter “Net Revenue Interest”) of not less than the Net Revenue Interest shown on Schedule 4.2 for such Development Leases and Exhibit A-2 for such Wells and Units, except for the following items which are (and to the extent they are) fully reflected in the Net Revenue Interest set forth for each Property on Schedule 4.2 and Exhibit A-2, as applicable: (a) decreases in connection with those operations in which Seller may be a nonconsenting co-owner, (b) decreases resulting from the reversion of interests to co-owners with operations in which such co-owners elected not to consent, (c) decreases resulting from the establishment or amendment of involuntary pools or units, (d) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under-deliveries and (e) as otherwise shown on Schedule 4.2 or Exhibit A-2, as applicable;

(ii)                                  with respect to the Wells and Units, obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, of each Well not greater than the working interest shown in Exhibit A-2 without increase throughout the productive life of such Wells and Units, except for (a) increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest, (b) increases resulting from contribution requirements with respect to defaults by co-owners from and after the Execution Date under the applicable operating agreement and (c) as otherwise shown on Exhibit A-2;

(iii)                               with respect to the Development Leases, entitles the Seller to the Net Mineral Acres for each such Development Lease set forth on Schedule 4.2; and

Appendix A-4

(iv)                              is free and clear of liens, encumbrances, obligations, or defects, except for and subject to Permitted Encumbrances.

“Deposit” has the meaning set forth in Section 3.1.

“Development Leases” means those Leases set forth on Schedule 4.2.

“Disputed Title Matters” has the meaning set forth in Section 4.4.

“Dollars” means U.S. Dollars.

“DOJ” means the Department of Justice.

“Drag-Along Sales” has the meaning set forth in Section 7.15.

“Drilling Contracts” means, collectively, (i) the drilling contract dated April 28, 2010 by and between Seller and Pioneer Drilling Services, Ltd. in respect of Pioneer Rig #7; (ii) the drilling contract dated March 16, 2010 by and between Seller and Pioneer Drilling Services, Ltd. in respect of Pioneer Rig #8; (iii) the drilling contract dated December 28, 2009 by and between Seller and Nabors Drilling USA, LP in respect of Nabors Rig #732; (iv) the drilling contract dated September 24, 2010 by and between Seller and Nabors Drilling USA, LP in respect of Nabors Rig #887; (v) the drilling contract dated September 24, 2010 by and between Seller and Nabors Drilling USA, LP in respect of Nabors Rig #888; and (vi) the drilling contract dated September 24, 2010 by and between Seller and Nabors Drilling USA, LP in respect of Nabors Rig #889.

“Effective Date” has the meaning set forth in Section 2.4(a).

“Enduring Drilling Rigs” means all drilling rigs owned (directly or indirectly) by Seller, including Rig 401 (of Onshore Drilling, LLC) and Rig 402 (of Enduring Resources, LLC).

“Environmental Laws” means, as the same have been amended to the Execution Date, CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et _seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et_seq.; the Clean Air Act, 42 U.S.C. § 7401 et_seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et_seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et _seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et _seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all similar Laws as of the Execution Date of any Governmental Body having jurisdiction over the property in question addressing pollution or protection of the environment and all regulations implementing the foregoing that are applicable to the operation and maintenance of the Assets.

“Environmental Liabilities” means any and all environmental response costs (including costs of remediation), damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, attorneys’ fees and other liabilities incurred or imposed (i) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body or court of competent jurisdiction

Appendix A-5

to the extent arising out of any violation of, or remedial obligation under, any Environmental Laws which are attributable to the ownership or operation of the Assets or (ii) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Laws which is attributable to the ownership or operation of the Assets.

“Environmental Threshold” means a Remediation cost with respect to an Adverse Environmental Condition which cost is in excess of (i) in the case of a Well or Unit, the greater of (A) [Redaction of percentage value] of the Allocated Value of such Well or Unit and (B) [Redaction of dollar amount] and (ii) in the case of any other Property, [Redaction of dollar amount].

“Equipment” has the meaning set forth in Section 2.2(g).

“Escrow Account” has the meaning set forth in Section 3.1

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” means that certain Escrow Agreement by and among the Parties and the Escrow Agent dated as of a date no later than three (3) Business Days after the date hereof in substantially the form attached hereto as Exhibit F.

“Excluded Assets” means (i) the amounts to which Seller is entitled pursuant to Section 3.3(a), (ii) the Excluded Records, (iii) the Midstream Excluded Assets, (iv) the Reassigned Properties, (v) all claims and causes of action of Seller or any of its Affiliates arising under or with respect to any Lease, Contract or the Drilling Contracts that are attributable to the period of time prior to the Effective Date (including claims for adjustments or refunds) and made in good faith by Seller within twelve (12) months of the Closing Date, (vi) subject to Section 4.7(b), all rights and interests of Seller or its Affiliates (a) under any policy or agreement of insurance or indemnity agreement, (b) under any bond and (c) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omission or events, or damage to or destruction of property prior to the Effective Date, (vii) all right, title and interest in any oil, gas and interest in oil, gas or mineral leases, overriding royalties, production payments, net profits interests, fee mineral interests, fee royalty interests and other interest in oil, gas, and other minerals set forth on Exhibit A-5, if any, (viii) any Leased Assets that are not transferred to Purchaser at Closing, (ix) any Taxes, Tax refunds or Tax carry-forward amounts attributable to the Assets prior to the Effective Date or to Seller’s businesses generally, (x) all personal property of Seller not included within the definition of Assets, (xi) all geophysical and other seismic and related technical data and information relating to the Assets to the extent that such geophysical and other seismic and related technical data and information is not transferable without payment of a fee or other Penalty, (xii) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property, except for proprietary geophysical, geological and similar data to be transferred from Seller to Purchaser pursuant to Section 2.2(l), (xiii) all data and Contracts that cannot be disclosed to Purchaser as a result of confidentiality arrangements under agreements with Third Parties (provided, that Seller uses its commercially reasonable efforts to obtain a waiver of any such confidentiality restriction), (xiv) the Enduring

Appendix A-6

Drilling Rigs, (xv) any of the Assets excluded from the transactions contemplated hereunder pursuant to Section 4.6 or Section 4.7(a), (xvi) the wellbore of the Well identified on Exhibit A-2 as the Chandler Well, and a two-acre leasehold interest in lands around the wellbore with the wellbore in the center, if Purchaser elects by notice to Seller given on or before the tenth (10th) Business Day prior to the date scheduled for Closing to exclude those Assets from the purchase and sale transaction contemplated by this Agreement and (xvii) any other items set forth on Exhibit A-5.

“Excluded Records” means (i) all corporate, financial, income and franchise Tax and legal records of Seller that relate to Seller’s business generally (whether or not relating to the Assets), (ii) any records to the extent disclosure or transfer is restricted by any Third Party license agreement, other Third Party agreement or applicable Law, (iii) computer software, (iv) all legal records and legal files of Seller and all other work product of and attorney-client communications with any of Seller’s legal counsel (other than copies of (a) title opinions, (b) Contracts, (c) the Drilling Contracts and (d) records and files with respect to any previous litigation matters), (v) personnel records, (vi) records relating to the sale of the Assets, including bids received from and records of negotiations with Third Parties and (vii) any records with respect to the other Excluded Assets.

“Execution Date” has the meaning set forth in the Preamble of this Agreement.

“Final Disputed Title Matters” has the meaning set forth in Section 4.4.

“FTC” means the Federal Trade Commission.

“GAAP” means U.S. generally accepted accounting principles.

“Gathering Systems” has the meaning set forth in Section 2.2(d).

“Governmental Body” means any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous substances, materials, wastes, constituents, compounds or chemicals that are requested by, or may form the basis of liability under any Governmental Laws, including asbestos-containing materials (but excluding any NORM).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof.

Appendix A-7

“Imbalances” means any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocated to the interests of Seller therein and the shares of production from the relevant Well to which Seller was entitled, or at the pipeline flange between the amount of Hydrocarbons nominated by or allocated to Seller and the Hydrocarbons actually delivered on behalf of Seller at that point.

“Indemnified Person” has the meaning set forth in Section 11.3(a).

“Indemnifying Person” has the meaning set forth in Section 11.3(a).

“Independent Appraiser” has the meaning set forth in Section 3.2(b).

“Individual Benefit Threshold” has the meaning set forth in Section 4.5(b)(ii).

“Individual Defect Threshold” has the meaning set forth in Section 4.5(b)(i).

“Laws” means all Permits, statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

“Leased Assets” means all equipment, machinery, tools, fixtures, inventory, vehicles, office leases, furniture, office equipment and related peripheral equipment, computers, field equipment and related assets that are subject to or currently leased by Seller.

“Leases” has the meaning set forth in Section 2.2(a).

“Letter-in-lieu of Transfer Order” means that certain Letter-in-lieu of Transfer Order attached hereto as Exhibit D.

“Material Adverse Effect” means any material adverse effect on the ownership, operation or value of the Assets, as currently operated, taken as a whole, that would reasonably be expected to cause a diminution in the aggregate value of the Assets in an amount equal to or in excess of [Redaction of percentage value] of the Unadjusted Purchase Price; provided, however, that the term “Material Adverse Effect” shall not include material adverse effects resulting from general changes in Hydrocarbon prices, general changes in industry, economic or political conditions or general changes in Laws or in regulatory policies.

“Midstream Assets Agreement” means that certain Membership Interest Purchase Agreement dated as of October 8, 2010 by and between Seller and Purchaser in respect of the transfer of certain limited liability company membership interests in Edwards Gas Services, LLC.

“Midstream Excluded Assets” means those certain limited liability company membership interests of Seller in Edwards Gas Services, LLC, which will be separately conveyed from Seller to Purchaser under the Midstream Assets Agreement, and, for purposes of certainty, any assets of Edwards Gas Services, LLC and Edwards Lime Gathering LLC.

“Net Mineral Acres” means, as computed separately with respect to each Development Lease or Additional Lease, as applicable, (i) the number of gross acres in the land covered by

Appendix A-8

such Development Lease or Additional Lease, multiplied by (ii) the undivided mineral interest in such lands covered by such Development Lease or Additional Lease, multiplied by (iii) Seller’s working interest in such Development Lease or Additional Lease.

“Net Revenue Interest” has the meaning set forth in the definition of the term “Defensible Title” in this Appendix A.

“NORM” means naturally occurring radioactive material.

“Parent Guaranty” means the Parent Guaranty in form substantially similar to the form attached hereto as Exhibit C.

“Party” and “Parties” have the meanings set forth in the Preamble of this Agreement.

“Permits” means any permits, approvals or authorizations by, or filings with, Governmental Bodies.

“Permitted Encumbrances” means any or all of the following:

(i)            royalties and any overriding royalties, net profits interests, free gas arrangements, production payments, reversionary interests and other similar burdens on production to the extent that the net cumulative effect of such burdens does not reduce Seller’s Net Revenue Interest below that shown in Schedule 4.2 or Exhibit A-2, as applicable, or increase Seller’s working interest above that shown in Schedule 4.2 or Exhibit A-2, as applicable, without a proportionate increase in the Net Revenue Interest of Seller;

(ii)           all unit agreements, pooling agreements, operating agreements, farmout agreements, Hydrocarbon production sales contracts, division orders and other contracts, agreements and instruments applicable to the Properties, to the extent that the net cumulative effect of such instruments does not reduce Seller’s Net Revenue Interest below that shown in Schedule 4.2 or Exhibit A-2, as applicable, or increase  Seller’s working interest above that shown in Schedule 4.2 or Exhibit A-2, as applicable, without a proportionate increase in the Net Revenue Interest of Seller;

(iii)          preferential rights to purchase and required Third Party consents to assignments and similar transfer restrictions;

(iv)          liens for current Taxes or assessments not yet delinquent or being contested in good faith by appropriate actions;

(v)           materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(vi)          all rights to consent by, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets or interests

Appendix A-9

therein if they are not required or customarily obtained in the region where the Assets are located prior to the sale or conveyance, including Customary Post-Closing Consents;

(vii)         excepting circumstances where such rights have already been triggered, rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(viii)        easements, rights-of-way, covenants, servitudes, permits, surface leases and other rights in respect of surface operations which do not prevent or adversely affect operations as currently conducted on the Properties covered by the Assets;

(ix)           calls on production under existing Contracts;

(x)            the Area Dedication;

(xi)           gas balancing and other production balancing obligations, and obligations to balance or furnish make-up Hydrocarbons under Hydrocarbon sales, gathering, processing or transportation contracts;

(xii)          all rights reserved to or vested in any Governmental Bodies to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Body or under any franchise, grant, license or permit issued by any Governmental Body;

(xiii)         any lien, charge or other encumbrance on or affecting the Assets which is expressly waived, bonded or paid by Purchaser at or prior to Closing or which is discharged by Seller at or prior to Closing;

(xiv)        any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension or employment Laws or regulations;

(xv)         the Contracts set forth in Schedule 5.11;

(xvi)        the Drilling Contracts;

(xvii)       any matters shown on Schedule 4.2 or Exhibit A-2, as applicable; and

(xviii)      any other immaterial liens, charges, encumbrances, defects or irregularities which do not reduce Seller’s Net Revenue Interest below that shown in Schedule 4.2 or Exhibit A-2, as applicable, or increase Seller’s working interest above that shown in Schedule 4.2 or Exhibit A-2, as applicable, without a proportionate increase in the Net Revenue Interest of Seller.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Government Body or any other entity.

Appendix A-10

“Phase I Environmental Site Assessment” means an environmental site assessment performed pursuant to the American Society for Testing and Materials E1527 - 05, or any similar environmental assessment.

“Phase II Environmental Site Assessment” means a further assessment regarding a recognized environmental condition identified in Purchaser’s Phase I Environmental Site Assessment.

“Prime Rate” means the rate of interest published from time to time as the “Prime Rate” in the “Money Rates” section of The Wall Street Journal.

“Properties” has the meaning set forth in Section 2.2(d).

“Property Costs” means (i) all operating and production expenses (including costs of insurance, rentals, shut-in payments and royalty payments; title examination and curative actions; Property Taxes (but not income taxes) attributable to the ownership or operation of the Assets or the production of Hydrocarbons therefrom; and gathering, processing and transportation costs in respect of Hydrocarbons produced from the Properties) and capital expenditures (including bonuses, broker fees, and other lease acquisition costs, costs of drilling and completing wells and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, (ii) general and administrative costs with respect to the Assets and (iii) overhead costs charged to the Assets under the applicable operating agreement; but excluding (in each such instance) liabilities, losses, costs, and expenses attributable to:

(i)            claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law;

(ii)           obligations to remediate actual or claimed contamination of groundwater, surface water, soil or Equipment;

(iii)          title claims;

(iv)          claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production) related to deduction of post-production costs or use of posted or index prices or prices paid by Affiliates; and

(v)           any claims for indemnification, contribution or reimbursement from any third Person with respect to liabilities, losses, costs and expenses of the type described in preceding clauses (i) through (iv), whether such claims are made pursuant to contract or otherwise.

“Property Taxes” means all real property, personal property, ad valorem, severance, production and similar Taxes.

“Purchase Price” has the meaning set forth in Section 3.1.

Appendix A-11

“Purchaser” has the meaning set forth in the Preamble of this Agreement.

“Purchaser Group” means Talisman, Statoil, their respective current Affiliates, and each of their respective officers, directors, employees, agents, advisors and other Representatives.

“Quarterly Notice” has the meaning set forth in Section 7.13.

“Reassigned Properties” means those certain of the Assets reconveyed, if any, from Purchaser to Seller pursuant to Section 4.2(c) or Section 4.4.

“Records” means originals (or copies where originals are not available) of any files, records, maps, information, and data, whether written or electronically stored, relating solely to the Assets, including: (i) land and title records (including abstracts of title, title opinions, and title curative documents); (ii) contract files; (iii) correspondence; (iv) operations, environmental, production, and accounting records; and (v) production, facility and well records and data; provided, however, that the term “Records” shall not include any of the foregoing items that are Excluded Assets and any information that cannot, without unreasonable effort or expense that Purchaser does not agree to undertake or pay, as applicable, be separated from any files, records, maps, information and data related to the Excluded Assets.

“Remediation” means the removal, abatement, response, investigative, cleanup and/or monitoring activities undertaken to address any Adverse Environmental Conditions, or a release of Hazardous Substances; any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation or bioremediation; and the installation and operation of remediation systems.

“Remedy Deadline” has the meaning set forth in Section 4.2(b).

“Representatives” means (i) partners, employees, officers, directors, members, equity owners and counsel of a Party or any of its Affiliates or any prospective purchaser of a Party or an interest in a Party; (ii) any consultant or agent retained by a Party or the parties listed in subsection (i) above; and (iii) any bank, other financial institution or entity funding, or proposing to fund, such Party’s operations in connection with the Assets, including any consultant retained by such bank, other financial institution or entity.

“Retained Seller Obligations” means all obligations and liabilities of Seller, known or unknown, with respect to or arising from (i) the Excluded Assets, (ii) to the extent asserted on or prior to the date occurring twelve (12) months subsequent to the Closing Date, Third Person Claims related to the use, ownership and operation of the Assets during any period of time prior to the Closing Date (other than (A) as may be related to or arise from any matter for which an adjustment to the Unadjusted Purchase Price is made pursuant to Section 3.3 or which is described in clauses (c), (d) or (e) of the definition of “Assumed Purchaser Obligations,” (B)  Environmental Liabilities, excluding only such liabilities arising from personal injury or death claims, (C) any matter for which Purchaser is indemnified pursuant to Section 11.2(c)(iii) or (D) as may arise from any action taken or omitted to be taken by Seller at the express direction of Purchaser) and (iii) Seller’s obligations under Sections 2.4, 3.3 and 7.15.

“Seller” has the meaning set forth in the Preamble of this Agreement.

Appendix A-12

“Seller Group” means Seller, its current Affiliates, and each of their respective officers, directors, employees, agents, advisors and other Representatives.

“Seller Sub” has the meaning set forth in Section 13.6(b).

“Specified Consent Requirement” means a requirement to obtain a lessor’s or other Person’s prior consent to assignment of an interest in a Lease or other Property which provides that (i) such consent may be granted or withheld in the sole discretion of the Person holding the right (or words to similar effect), (ii) any purported assignment in the absence of such consent first having been obtained is void, (iii) the Person holding the right may terminate the affected Lease or other instrument creating Seller’s rights in the affected Property or (iv) the Person holding the right may impose additional conditions on the proposed assignee that involve the payment of money, the posting of collateral security or the performance of other obligations by the assignee that would not be required in the absence of Seller’s assignment of the affected Lease or other Property.

“Statoil” has the meaning set forth in the preamble of this Agreement.

“Step Down Escrow Balance” [Redaction of pricing information].

“Talisman” has the meaning set forth in the preamble of this Agreement.

“Talisman Energy” means Talisman Energy Inc., a Canadian corporation.

“Tax Return” means any return (including any information return), report, statement or rendition statement, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any attachments thereto and amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body with respect to any Tax.

“Taxes” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding taxes or other assessments, duties, fees or charges imposed by any Governmental Body, including any interest, penalties or additional amounts which may be imposed with respect thereto.

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Third Party Sale Agreements” has the meaning set forth in Section 7.15(c).

“Third Party Sellers” means Third Parties that have entered into agreements with Seller with respect to the joint sale of certain of those Persons’ interests in the Leases to Purchaser.

“Third Person Claim” has the meaning set forth in Section 11.3(b).

“Title Arbitration Notice” has the meaning set forth in Section 4.4(a).

Appendix A-13

“Title Arbitrator” has the meaning set forth in Section 4.4(b).

“Title Benefit” means any right, circumstance or condition that operates to (i) increase the Net Revenue Interest of Seller as of the Closing Date in any of the Development Leases and Wells above that shown on Schedule 4.2 or Exhibit A-2, as applicable, without a proportionate (or greater) increase in Seller’s working interest above that shown in Schedule 4.2 or Exhibit A-2, as applicable, or (ii) in the case of the Development Leases, increase the Net Mineral Acres for such lease above that shown on Schedule 4.2 as a result of an increase in (a) the number of gross acres in the lands covered by such Development Lease or (b) the undivided percentage interest in oil, gas and other minerals covered by the Development Lease in such lands.

“Title Benefit Amount” has the meaning set forth in Section 4.3(b).

“Title Benefit Notice” has the meaning set forth in Section 4.3(a).

“Title Benefit Property” has the meaning set forth in Section 4.3(a).

“Title Claim Date” has the meaning set forth in Section 4.2(a).

“Title Defect” means any lien, charge, encumbrance, obligation, defect, or other similar matter that, if not cured, causes Seller not to have Defensible Title in and to the Development Leases, Wells or Units, as applicable, as of the Closing Date; provided, however, that the following shall not be considered for any purpose Title Defects:

(i)            defects in the early chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Purchaser provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Asset;

(ii)           defects arising out of lack of survey, unless a survey is expressly required by applicable Laws;

(iii)          defects based on a gap in Seller’s chain of title in the state’s records as to state leases, or in the county records as to other leases, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s right chain or runsheet, which documents shall be included in a Title Defect Notice;

(iv)          defects as a consequence of cessation of production, insufficient production, or failure to conduct operations on any of the Properties held by production, or lands pooled, communitized or unitized therewith, except to the extent the cessation of production, insufficient production or failure to conduct operations is affirmatively shown to exist such that it would give rise to a right to terminate the Lease in question, or the forfeiture of or an obligation to release leasehold acreage, which documents shall be included in a Title Defect Notice;

(v)           defects based on references to lack of information, including lack of information in Seller’s files, the lack of Third Party records, and or the unavailability of information from regulatory agencies, if such information is otherwise in Purchaser’s possession or is a matter of public record;

Appendix A-14

(vi)          defects based on references to a document because such document is not in Seller’s files, if such document is otherwise in Purchaser’s possession or is a matter of public record;

(vii)         defects based on Tax assessment, Tax payment or similar records (or the absence of such activities or records); or

(viii)        defects arising out of lack of corporate or other entity authorization, unless such lack of authorization results in a third Person’s actual and superior claim of title to the relevant property.

“Title Defect Amount” has the meaning set forth in Section 4.2(c).

“Title Defect Notice” has the meaning set forth in Section 4.2(a).

“Title Defect Property” has the meaning set forth in Section 4.2(a).

“Top Leases” means those certain oil and gas leases set forth on Schedule 7.13.

“Transition Services Agreement” means a transition services agreement in such form as may be agreed upon by the Parties, acting reasonably.

“Unadjusted Purchase Price” has the meaning set forth in Section 3.1.

“Units” has the meaning set forth in Section 2.2(b).

“Vesting Event” means in the case of Top Leases, such time that the relevant Top Lease becomes of full force and effect following the expiration or termination of the existing oil and gas lease covering the same mineral interest, but in no event later than the expiration of the primary term of the base lease.

“Wells” has the meaning set forth in Section 2.2(c).

Appendix A-15

[Redaction of all exhibits and schedules, the content of which is described in the Table of Contents]

Appendix A-16